

02031451

ARS 1-14788
P.E 12/31/01



CAPITALTRUST Inc

2001 Annual Report

Capital Trust, Inc.

Investment Management / Real Estate Finance

As an investment manager, we combine our broad real estate experience, unique capital markets expertise and extensive network of contacts to create products which generate high risk-adjusted returns for institutional investors. As a lender, we execute sophisticated transactions and implement capital solutions on behalf of clients/borrowers who include the leading owners and investors in the business. Our mission is to consistently produce superior returns for our investors and to deliver superior service to our borrowers, partners and clients. Capital Trust, Inc. is traded on the New York Stock Exchange under the symbol "CT". The company is headquartered in New York City.



Milestones

Closed CT Mezzanine Partners II with
$845 million of committed equity.

Originated over $500 million of
new investments nationwide.

Repurchased more than one-third of
the Company's stock.

Increased earnings per share by 12%.

During 2001, we continued to build the business that is Capital Trust's future.

Shareholder Letter:

We began in late 1999 with a strategic blueprint to transform Capital Trust into an investment management company. By sequentially converting the business model from an on-balance sheet lender to a manager of third-party private capital, we sought to decrease financial leverage, increase operating leverage and create a scalable platform for growth. Over time, corporate earnings would be increasingly driven by fee revenues from managed accounts, thereby attracting a higher public market multiple.

We laid the foundation in 2000 through our venture with Citigroup Investments Inc. and the establishment of CT Mezzanine Partners I, our first institutional fund. With Citigroup, we secured a powerful strategic and capital partner to jumpstart CT's entry into the investment management business.

In 2001 we completed the fundraising for CT Mezzanine Partners II, our flagship fund, establishing Capital Trust as the industry leader in real estate mezzanine finance and a new force in the investment management arena.

Capital Trust was created to take advantage of opportunities spawned by the rapid evolution of the real estate capital markets. Since inception, our forte has been providing flexible, value-added financing for large single properties, portfolios and real estate operating companies. As manager and significant co-investor, we will continue that investment strategy through CT Mezzanine Partners II, now the largest dedicated fund in the sector. With $845 million of committed equity capital, the fund's scale will allow us to build a diversified portfolio while continuing to focus on large, high quality transactions. We are particularly pleased that our new partners include some of the most powerful and sophisticated institutional investors in the world.

As we enter 2002, we feel good about our Company's positioning and prospects but are well aware of the challenges that still lie ahead. We anticipate a macro environment of gradual recovery that eventually brings higher interest rates. For real estate, we expect that rent and occupancy levels will decline further in 2002, with recovery in the property markets, as always, lagging the overall economy. In the near term, the impact of terrorism on the real estate capital markets—particularly for large properties and large loans—will continue to be felt. In this environment, prudently deploying the capital entrusted to us will require ongoing discipline and selectivity. We remain confident that CT's mezzanine investment strategy—emphasizing high current yields coupled with downside protection—will produce superior risk-adjusted returns in uncertain times.

Our primary mission is to maximize shareholder value. We believe that this can be accomplished by building a focused, best-of-breed investment management business that generates a steady stream of high quality earnings. Success will come by carefully adding complementary products which expand the platform, create operating efficiencies and increase assets under management. This is a multi-year plan, and the transformation may not always be smooth. However, the end result is worth it: a firm that is admired for its integrity and quality, and valued for its ability to produce results.

Thank you for your continued support.



Samuel Zell
Chairman of the Board of Directors



John R. Klopp
Chief Executive Officer



CAPITALTRUST

Financial Table of Contents

Capital Trust, Inc. and Subsidiaries

Selected Financial Data

The following selected financial data has been derived from the Capital Trust, Inc. and subsidiaries' (the "Company") historical financial statements as of and for the years ended December 31, 2001, 2000, 1999, 1998, and 1997. Prior to March 8, 2000, the Company did not serve as investment manager for any funds under management and only the Company's historical financial information, as of and for the years ended December 31, 2001 and 2000 reflect any operating results from its investment management business. For these reasons, the Company believes that, except for the information for the years ended December 31, 2001 and 2000, the following information is not indicative of the Company's current business.

	Years Ended December 31,				
	2001	2000	1999	1998	1997
	(in thousands, except for per share data)				
Statement of Operations Data:					
Revenues:					
Interest and investment income	**$ 67,728**	$ 88,433	$ 89,839	$ 63,954	$ 6,445
Income from equity investments in Funds	**2,991**	1,530	—	—	—
Advisory and investment banking fees	**277**	3,920	17,772	10,311	1,698
Management and advisory fees from Funds	**7,664**	373	—	—	—
Rental income	**—**	—	—	—	307
Gain/(loss) on sale of fixed assets and investments	**—**	(64)	35	—	(432)
Total revenues	**78,660**	94,192	107,646	74,265	8,018
Operating Expenses:					
Interest expense	**26,348**	36,931	39,791	27,665	2,379
General and administrative expenses	**15,382**	15,439	17,345	17,045	9,463
Rental property expenses	**—**	—	—	—	124
Provision for possible credit losses	**748**	5,478	4,103	3,555	462
Unrealized loss on derivative securities	**542**	—	—	—	—
Depreciation and amortization	**909**	902	345	249	92
Total operating expenses	**43,929**	58,750	61,584	48,514	12,520
Income/(loss) before income tax expense and distributions and amortization on Convertible Trust Preferred Securities	**34,731**	35,442	46,062	25,751	(4,502)
Income tax expense	**16,882**	17,760	22,020	9,367	55
Income/(loss) before distributions and amortization on Convertible Trust Preferred Securities	**17,849**	17,682	24,042	16,384	(4,557)
Distributions and amortization on Convertible Trust Preferred Securities, net of income tax benefit	**8,479**	7,921	6,966	2,941	—
Net Income/(Loss)	**9,370**	9,761	17,076	13,443	(4,557)
Less: Preferred Stock dividend and dividend requirement	**606**	1,615	2,375	3,135	1,471
Net income/(loss) allocable to Common Stock	**$ 8,764**	$ 8,146	$ 14,701	$ 10,308	$ (6,028)
Per Share Information:					
Net income/(loss) per share of Common Stock:					
Basic	**$ 0.43**	$ 0.35	$ 0.69	$ 0.57	$ (0.63)
Diluted	**$ 0.37**	$ 0.33	$ 0.55	$ 0.44	$ (0.63)
Weighted average shares of Common Stock outstanding:					
Basic	**20,166**	23,171	21,334	18,209	9,527
Diluted	**36,124**	29,692	43,725	30,625	9,527

	As of December 31,				
	2001	2000	1999	1998	1997
Balance Sheet Data:					
Total assets	**$678,800**	$644,392	$827,808	$766,438	$317,366
Total liabilities	**428,231**	338,584	522,925	472,207	174,077
Convertible Trust Preferred Securities	**147,941**	147,142	146,343	145,544	—
Stockholders' equity	**102,628**	158,666	158,540	148,687	143,289

Introduction

The Company is an investment management and real estate finance company that operated principally as a balance sheet lender until the commencement of its transition to the investment management business in March 2000. Prior to July 1997, the Company operated as a REIT, originating, acquiring, operating and holding income-producing real property and mortgage-related investments. The results for the year ended December 31, 1999 reflect the Company's principal balance sheet lending operations. The results for the years ended December 31, 2001 and 2000 reflect both balance sheet lending and the investment management business.

The Company is successor to Capital Trust, a California business trust, following consummation of the reorganization on January 28, 1999, pursuant to which the predecessor ultimately merged with and into the Company, which thereafter continued as the surviving Maryland corporation. Each outstanding predecessor class A common share of beneficial interest was converted into one share of class A common stock, par value $0.01 per share ("Class A Common Stock"), and each outstanding predecessor class A 9.5% cumulative convertible preferred share of beneficial interest was converted into one share of class A 9.5% cumulative convertible preferred stock, par value $0.01 per share ("Class A Preferred Stock"), of the Company. As a result, all of the predecessor's previously issued class A common shares of beneficial interest have been reclassified as shares of Class A Common Stock and all of the predecessor's previously issued class A preferred shares of beneficial interest have been reclassified as shares of Class A Preferred Stock. Unless the context otherwise requires, hereinafter references to the business, assets, liabilities, capital structure, operations and affairs of the Company include those of the predecessor prior to the reorganization.

At the December 31, 2001, 2000 and 1999 fiscal year ends, the Company had outstanding $150 million aggregate liquidation amount convertible trust preferred securities which were originally issued by the Company's consolidated statutory trust subsidiary, CT Convertible Trust I (the "Trust"), in July 1998 and originally represented an undivided beneficial interest in the assets of the Trust that consisted solely of the Company's $154,650,000 aggregate principal amount 8.25% step up convertible junior subordinated debentures that were concurrently issued and sold to the Trust. The convertible trust preferred securities were modified in May 2000 as discussed below.

As part of the Company's transition to the investment management business, the Company entered into a venture with Citigroup Investments Inc. ("Citigroup") to co-sponsor, commit to invest capital in and manage high-yield commercial real estate mezzanine investment funds. Pursuant to the venture agreement, the Company and Citigroup co-sponsored CT Mezzanine Partners II LP ("Fund II"), the largest commercial real estate mezzanine investment fund in the U.S. with total equity commitments of $845.2 million, and made to it total equity commitments of $49.7 million and $198.9 million, respectively. The Company expects to earn approximately $9.5 million of management and consulting fees annually from its association with Fund II during the investment period. The Company's wholly owned subsidiary, CT Investment Management Co., LLC ("CTIMCO"), serves as the investment manager to Fund II and, in connection therewith, will earn annual investment management fees equal to $8.1 million during the investment period for the fund. CTIMCO also expects to earn $1.4 million of additional annual fees from consulting services to be rendered to Fund II's general partner during the investment period.

In connection with the organization of Fund II and in accordance with the venture agreement, in 2000, the Company issued to an affiliate of Citigroup a warrant to purchase 4,250,000 shares of Class A Common Stock. In connection with the closings on investor's equity commitments to Fund II, in 2001, the Company issued to an affiliate of Citigroup warrants to purchase 4,278,467 shares of Class A Common Stock. All such warrants have a $5.00 per share exercise price, are currently exercisable and expire on March 8, 2005.

Fund II is now the principal vehicle through which the Company originates or acquires loans and investments in accordance with the Company's current investment program. Now that CTIMCO will conduct the origination and acquisition activities on behalf of Fund II, the Company generally will not originate or acquire loans or commercial mortgage-backed securities ("CMBS") directly for its own balance sheet portfolio with the working capital derived from maturing loans and investments. Since new loans and CMBS investments will be made by CTIMCO for Fund II, the Company will use its available working capital to make contributions to Fund II as and when required. As a result, if the amount of the Company's maturing loans and investments increases significantly before excess capital is invested in Fund II or other funds, or otherwise accretively deployed, the Company may experience shortfalls in revenues and lower earnings until offsetting revenues are derived from funds under management or other sources. The Company expects its total assets to remain relatively constant, as additional reductions in loan assets from satisfactions will require the Company to purchase similar amounts of 40-Act qualifying assets.

Pursuant to the venture agreement, the Company agreed, as soon as practicable, subject to certain conditions, to take the steps necessary for it to be treated as a REIT for tax purposes. The earliest that the Company can qualify for election to REIT status will be upon filing its tax return for the year ended December 31, 2002. Based on the composition of its assets and the nature of its income, due in significant part to the successful implementation of the Company's investment management business, the Company does not meet the qualifications to elect to be taxed as a REIT at this time. In light of its success with its investment management business, the Company determined that it was not advisable at this time to pursue the changes to its business and assets that would be necessary for it to qualify for taxation as a REIT. Therefore, the Company requested Citigroup to waive the obligation, which request was granted. The Company continues to pursue alternative strategies for tax efficiency.

Balance Sheet Portfolio Developments and Contributions to Funds

In fiscal year 2001, to facilitate compliance with the Investment Company Act of 1940 (the "1940 Act"), the Company purchased $97.5 million of Federal National Mortgage Association fixed rate whole pool mortgage-backed securities that were subsequently sold at their amortized cost of $97.3 million. The Company also purchased $160.4 million of Federal Home Loan Mortgage Corporation Gold fixed rate whole pool mortgage-backed securities. To finance this purchase, the Company entered into eight repurchase obligations that mature in March 2002. The Company sold the six Federal Home Loan Mortgage Corporation Gold fixed rate securities with a market value of $152.8 million at December 31, 2001 for which the Company has a liability to repurchase these assets for $147.9 million. The interest rate in effect for the repurchase obligations at December 31, 2001 was 2.03%. The Company expects to enter into new repurchase obligations at maturity. The Company also expects to continue such investment activity in the future when and if required for compliance purposes. As a consequence of such investment activity, the Company will be required to address financial statement effects of fair value changes in such investments.

Since December 31, 2000, the Company funded $13.3 million of commitments under three existing loans. The Company received full satisfaction of five loans and a Certificated Mezzanine Investment totaling $118.0 million and partial repayments on seven loans and a Certificated Mezzanine Investment totaling $17.7 million. At December 31, 2001, the Company had outstanding loans and CMBS totaling approximately $458 million and no additional commitments for funding of outstanding loans.

The Company's investment in CT Mezzanine Partners I LLC ("Fund I" and together with Fund II, the "Funds") at December 31, 2001 is $25.0 million. Since December 31, 2000, the Company has made equity contributions to Fund I of $25.3 million and Fund I has returned $28.8 million of equity. The Company has capitalized costs of $4,752,000 that are being amortized over the anticipated lives of the funds. As of December 31, 2001, Fund I has outstanding loans and investments totaling $165.2 million, all of which are performing in accordance with the terms of their agreements except for one loan for $26.0 million which is in default and for which, beginning June 30, 2001, the accrual of interest was suspended.

Since April 9, 2001, the Company has made equity contributions to Fund II of $7.1 million and equity contributions to Fund II's general partner of $2.7 million. The Company's remaining equity commitment to Fund II and its general partner is $42.0 million. The Company has capitalized costs of $3.8 million relating to the formation of Fund II that are being amortized over the anticipated lives of the funds. The Company's investment in Fund II and its general partner at December 31, 2001 is $13.2 million. As of December 31, 2001, Fund II has outstanding loans and investments totaling $485.4 million, all of which are performing in accordance with the terms of their agreements.

Results of Operations for the Years Ended December 31, 2001 and 2000

The Company reported net income allocable to shares of Common Stock of $8,764,000 for the year ended December 31, 2001, an increase of $618,000 from the net income allocable to shares of Common Stock of $8,146,000 for the year ended December 31, 2000. This increase was primarily the result of increased income from equity investments in the Funds and related investment management and consulting fees, reduced Preferred Stock dividends and a reduction in the provision for possible credit losses offset by decreased advisory and investment banking fees and decreased net interest income from loans and other investments as the Company continues its transition to the investment management business. The Company expects additional reductions in interest and related income that may not be offset by increased income from investment management operations.

Interest and related income from loans and other investments amounted to $67,333,000 for the year ended December 31, 2001, a decrease of $20,352,000 from the $87,685,000 amount for the year ended December 31, 2000. Average interest-earning assets decreased from approximately $681.5 million for the year ended December 31, 2000 to approximately $570.6 million for the year ended December 31, 2001. The average interest rate earned on such assets decreased from 12.8% in 2000 to 11.8% in 2001. During the year ended December 31, 2001, the Company recognized an additional $4.8 million on the early repayment of loans, while during the year ended December 31, 2000, the Company recognized an additional $4.7 million on the early repayment of loans. Without this additional interest income and after adjustment of the 2000 rates for the effect of recognizing net swap payments in interest expense rather than interest income, the earning rate for 2001 would have been 11.0% versus 12.2% for 2000. The decrease in such core-earning rate is due to a decrease in the average LIBOR rate from 6.41% for 2000 to 3.88% for 2001 for the assets earning interest based upon a variable rate.

Interest and related expenses amounted to $26,238,000 for the year ended December 31, 2001, a decrease of $10,474,000 from the $36,712,000 amount for the year ended December 31, 2000. The decrease in expense was due to a decrease in the amount of average interest-bearing liabilities outstanding from approximately $393.2 million for the year ended December 31, 2000 to approximately $321.8 million for the year ended December 31, 2001, and a decrease in the average rate paid on interest-bearing liabilities from 9.2% to 8.2% for the same periods, after adjustment of the 2000 rates for the effect of recognizing net swap payments in interest expense rather than interest income. The decrease in the average rate is not consistent with the decrease in the average LIBOR rate for the same periods due to a change in the mix of interest-bearing liabilities. In 2001, a higher percentage of the interest-bearing liabilities are at a fixed rate, after adjusting for interest rate swaps, which, in the current low LIBOR rate environment, are at higher rates than that for variable rate interest-bearing liabilities.

The Company also utilized proceeds from the $150.0 million of convertible trust preferred securities, which were issued on July 28, 1998 to finance its interest-earning assets. During the years ended December 31, 2001 and 2000, the Company recognized $8,479,000 and $7,921,000, respectively, of net expenses related to its outstanding convertible trust preferred securities. This amount consisted of distributions to the holders totaling $15,237,000 and $14,246,000, respectively, and amortization of discount and origination costs totaling $799,000 and $799,000, respectively, during the years ended December 31, 2001 and 2000. This was partially offset by a tax benefit of $7,557,000 and $7,124,000 during the years ended December 31, 2001 and 2000, respectively. As previously disclosed, the terms of the Convertible Trust Preferred Securities were modified effective May 10, 2000. As a result, the blended rate on such securities increased from 8.25% to 10.16% on that date accounting for the increase in expense in 2001.

During the year ended December 31, 2001, other revenues increased $4,820,000 to $11,327,000 from $6,507,000 in the same period of 2000. During the second quarter of 2000, Fund I commenced operations and during the second quarter of 2001, Fund II commenced operations. This increase in other revenue is due to increased revenue from the Funds (management and advisory income in addition to the return on investment in the funds) offset by a reduction in advisory and investment banking fees as the Company continues its transition to the investment management business.

Investment management and consulting fees from funds under management has increased significantly since the closing of Fund II. The Company earned $5,884,000 of investment management fees from Fund II and $1,015,000 of consulting fees from the general partner of Fund II in 2001. These additional fees account for the majority of the increase in investment management and consulting fees from 2000 to 2001.

For the year ended December 31, 2001 and 2000, the Company had earned $2,991,000 and $1,530,000 respectively, on its equity investment in the Funds. The increase in income in 2001 versus 2000 was due primarily to the increased level of investment in the Funds offset by the suspension of interest on a Fund I asset.

General and administrative expenses remained relatively consistent amounting to $15,382,000 for the year ended December 31, 2001 versus $15,439,000 for year ended December 31, 2000. In 2000, as the Company transitioned to its new investment management business, it incurred one-time expenses of $2.1 million that were included in general and administrative expenses. The Company employed an average of 27 employees during the year ended December 31, 2001 verses an average of 24 employees during the year ended December 31, 2000. The Company had 28 full-time employees and one part-time employee at December 31, 2001.

The decrease in the provision for possible credit losses from $5,478,000 for the year ended December 31, 2000 to $748,000 for the year ended December 31, 2001 was due to the decrease in average earning assets as previously described. The Company did not add to the reserve for possible credit losses during the second, third or fourth quarter of 2001 as the Company believes that the reserve is adequate based on the existing loans and investments in the balance sheet portfolio.

For the year ended December 31, 2001 and 2000, the Company accrued income tax expense of $16,882,000 and $17,760,000, respectively, for federal, state and local income taxes. The decrease (from 50.1% to 48.6%) in the effective tax rate was primarily due to higher levels of compensation in excess of deductible limits in the prior year.

The preferred stock dividend and dividend requirement arose from previously issued shares of Class A Preferred Stock. Dividends accrued on these shares at a rate of 9.5% per annum on a per share price of $2.69. In the third quarter of 1999, 5,946,825 shares of Class A Preferred Stock were converted into an equal number of shares of Class A Common Stock thereby reducing the number of outstanding shares of Preferred Stock to 6,320,833 and the dividend requirement to $1,615,000 per annum. In 2001, the remaining shares of Preferred Stock were repurchased thereby eliminating the dividend requirement.

Results of Operations for the Years Ended December 31, 2000 and 1999

The Company reported net income allocable to shares of Common Stock of $8,146,000 for the year ended December 31, 2000, a decrease of $6,555,000 from the net income allocable to shares of Common Stock of $14,701,000 for the year ended December 31, 1999. This change was primarily the result of a decrease in advisory and investment banking fees, partially offset by the additional revenue generated from the investment in and management of Fund I.

Interest and related income from loans and other investments amounted to $87,685,000 for the year ended December 31, 2000, a decrease of $905,000 from the $88,590,000 amount for the year ended December 31, 1999. While average interest-earning assets decreased from approximately $749.7 million for the year ended December 31, 1999 to approximately $681.5 million for the year ended December 31, 2000, the interest rate earned on such assets increased from 11.8% in 1999 to 12.8% in 2000. During the year ended December 31, 2000, the Company recognized an additional $4,726,000 on the early repayment of seven loans, while during the year ended December 31, 1999, the Company recognized an additional $3,976,000 on the early repayment of five loans. Also in 2000, two loans were in non-accrual status, which reduced interest income by $867,000 for the year ended December 31, 2000. Without this additional interest income (offset by the forgone interest on the non-accrual loans in 2000), the earning rate for 2000 would have been 12.3% versus 11.3% for 1999. This increase is due primarily to an increase in the average LIBOR rate from 5.25% for 1999 to 6.41% for 2000.

Interest and related expenses amounted to $36,712,000 for the year ended December 31, 2000, a decrease of $2,742,000 over the $39,454,000 amount for the year ended December 31, 1999. The decrease in expense was due to a decrease in the amount of average interest-bearing liabilities outstanding from approximately $471.8 million for the year ended December 31, 1999 to approximately $393.2 million for the year ended December 31, 2000, offset by an increase in the average rate paid on interest-bearing liabilities from 8.3% to 9.3% for the same periods. The increase in the average rate is consistent with the increase in the average LIBOR rate for the Company's variable rate liabilities for the same periods.

During the years ended December 31, 2000 and 1999, the Company recognized $7,921,000 and $6,966,000, respectively, of net expenses related to the Convertible Trust Preferred Securities. This amount consisted of distributions to the holders totaling $14,246,000 and $12,375,000, respectively, and amortization of discount and origination costs totaling $799,000 and $799,000, respectively, during the years ended December 31, 2000 and 1999. This was partially offset by a tax benefit of $7,124,000 and $6,208,000 during the years ended December 31, 2000 and 1999, respectively. The increase in the amount from 1999 to 2000 was due to the previously discussed increase in the rate paid on the securities from 8.25% to 10.16% effective May 10, 2000.

During the year ended December 31, 2000, other revenues decreased $12,549,000 to $6,507,000 from $19,056,000 in the same period of 1999. This decrease was primarily due to the reduction in advisory and investment banking fees generated by Victor Capital and its related subsidiaries. The significant reduction in resources devoted to the Company's investment banking and advisory operations following the transition to its new investment management business during the second quarter of 2000 when Fund I commenced operations, which generated $1,530,000 of income on the Company's equity investment in Fund I and $373,000 of investment management fees in 2000.

Other expenses decreased from $22,130,000 for the year ended December 31, 1999 to $22,038,000 for year ended December 31, 2000. As the Company transitioned to its new investment management business, it incurred one-time expenses of $2.1 million that were included in general and administrative expenses and wrote off the remaining $275,000 of the excess of purchase price for Victor Capital over net tangible assets acquired, net. When these special one-time expenses are removed from other expenses, recurring other expenses for the year ended December 31, 2000 decreased $2.5 million from the same period in the prior year. During March 1999, to reduce general and administrative expenses to a level in line with budgeted business activity, the Company reduced its workforce by approximately 30% and recorded a restructuring charge of $650,000. This, along with a decrease in average staffing levels, primarily accounted for the decrease in recurring general and administrative expenses. During the period ended December 31, 2000, the Company had an average of 24 full-time employees as compared to an average of 34 during the period ended December 31, 1999. The increase in the provision for possible credit losses from $4,103,000 for the year ended December 31, 1999 to $5,478,000 for the year ended December 31, 2000 was due to additional reserves taken for non-performing loans at December 31, 2000.

For the years ended December 31, 2000 and 1999, the Company accrued income tax expense of $17,760,000 and $22,020,000, respectively, for federal, state and local income taxes. The increase in the effective tax rate (from 47.8% to 50.1%) was primarily due to higher levels of compensation in excess of deductible limits.

The preferred stock dividend and dividend requirement arose in 1997 as a result of the Company's issuance of $33 million of Class A Preferred Stock on July 15, 1997. Dividends accrued on these shares at a rate of 9.5% per annum on a per share price of $2.69 for the 12,267,658 shares outstanding or $3,135,000 per annum through the second quarter of 1999. As discussed above, 5,946,825 shares of Preferred Stock were converted into an equal number of shares of Common Stock during the third quarter of 1999 thereby reducing the number of outstanding shares of Preferred Stock to 6,320,833 and the dividend requirement to $1,615,000 per annum.

Liquidity and Capital Resources

At December 31, 2001, the Company had $11,651,000 in cash. The primary sources of liquidity for the Company for 2002 will be cash on hand, cash generated from operations, principal and interest payments received on loans and investments (including loan repayments and the return of capital from Fund I), and additional borrowings under the Company's credit facilities. The Company believes these sources of capital will adequately meet future cash requirements. The Company expects that during 2002, it will use a significant amount of its available capital resources to satisfy its capital contributions required in connection with its remaining $42.0 million equity commitment to Fund II. The Company intends to continue to employ leverage on its existing balance sheet assets to enhance its return on equity.

The Company experienced a net increase in cash of $263,000 for the year ended December 31, 2001, compared to the net decrease of $27,394,000 for the year ended December 31, 2000. The use of cash in 2000 was primarily to reduce liabilities and fund equity contributions to Fund I. Cash provided by operating activities during the year ended December 31, 2001 was $12,769,000, compared to $11,878,000 during the same period of 2000. For the year ended December 31, 2001, cash used in investing activities was $40,034,000, compared to $155,552,000 provided by investing activities during the same period in 2000. This change was primarily due to the purchase of available-for-sale securities in 2001. The Company utilized the cash received on loan repayments in both years to reduce borrowings under its credit facilities and entered into repurchase obligations to finance the purchase of available-for-sale securities which accounted for the majority of the $222,352,000 change in the net cash used in financing activities from $194,824,000 in 2000 to the $27,528,000 of cash provided by financing activities in the same period of 2001.

In 2000, the Company announced an open market share repurchase program under which the Company may purchase, from time to time, up to four million shares of the Company's Class A Common Stock. During fiscal year 2001, the Company did not purchase any additional shares of the Company's Class A Common Stock pursuant to the repurchase program and has 1,435,600 shares authorized for repurchase remaining under the program. However, during fiscal year 2001, the Company repurchased 830,701 shares of Class A Common Stock, all 2,755,186 outstanding shares of Class B Common Stock and all 6,320,833 outstanding shares of Preferred Stock in three privately negotiated transactions. The Company has and will continue to fund share repurchases with available cash.

At December 31, 2001, the Company was party to two credit facilities with commercial lenders that provide for a total of $455 million of credit. One facility provided for a $355 million line of credit that matured in February 2002. The other facility provides for an existing $100 million line of credit that matures in July 2002, with an automatic nine-month amortizing extension option, if not otherwise extended. At December 31, 2001, the Company had outstanding borrowings under the credit facilities of $121,211,000, and had unused potential credit of $319,765,000. The decrease in the amount outstanding under the credit facilities from the amount outstanding at December 31, 2000 was due to the use of cash received on loan repayments to pay down the credit facilities offset by additional borrowings to repurchase stock. In February 2002, the $355 million credit facility matured and the assets financed thereon were financed under a new term redeemable securities contract as described below. The remaining $100 million credit facility provides the Company with adequate liquidity for its short-term needs.

The existing credit facility provides for advances to fund lender-approved loans and investments made by the Company. The obligations of the Company under the credit facility are required to be secured by pledges of the assets originated or acquired by the Company with advances under the credit facility. Borrowings under the credit facility bear interest at specified rates over LIBOR, which rates may fluctuate, based upon the credit quality of the pledged assets. Future repayments and redrawdowns of amounts previously subject to the drawdown fee will not require the Company to pay any additional fees. The credit facility provides for margin calls on asset-specific borrowings in the event of asset quality and/or market value deterioration as determined under the credit facility. The credit facility contains customary representations and warranties, covenants and conditions and events of default.

At December 31, 2001, the Company also has one outstanding note payable for $977,000, outstanding borrowings on its term redeemable securities contract of $137,132,000 and outstanding repurchase obligations of $147,880,000. In connection with the maturity of the credit facility and the term redeemable securities contract in February 2002, the Company entered into a new term redeemable securities contract with the same counterparty, which allows for a maximum financing of $75 million. The new term redeemable securities contract has a two-year term with an automatic one-year amortizing extension option, if not otherwise extended. The Company also entered into two new repurchase obligations with new counterparties to finance the remaining assets financed under the original term redeemable securities contract in February 2002.

The Company's convertible trust preferred securities were modified in May 2000 in a transaction pursuant to which the outstanding securities were canceled and new variable step up convertible trust preferred securities with an aggregate liquidation amount of $150 million ("Convertible Trust Preferred Securities") were issued to the holders of the canceled securities in exchange therefore, and the original underlying convertible debentures were canceled and new 8.25% step up convertible junior subordinated debentures in the aggregate principal amount of $92,524,000 (the "Convertible Debentures") and new 13% step up non-convertible junior subordinated debentures in the aggregate principal amount of $62,126,000 (the "Non-Convertible Debentures" and together with the Convertible Debentures, the "Debentures") were issued to the Trust, as the holder of the canceled bonds, in exchange therefore. The liquidation amount of the Convertible Trust Preferred Securities is divided into $89,742,000 of convertible amount (the "Convertible Amount") and $60,258,000 of non-convertible amount (the "Non-Convertible Amount"), the distribution, redemption and, as applicable, conversion terms of which, mirror the interest, redemption and, as applicable, the conversion terms of the Convertible Debentures and the Non-Convertible Debentures, respectively, held by the Trust.

Distributions on the Convertible Trust Preferred Securities are payable quarterly in arrears on each calendar quarter-end and correspond to the payments of interest made on the Debentures, the sole assets of the Trust. Distributions are payable only to the extent payments are made in respect to the Debentures. The Convertible Trust Preferred Securities initially bear a blended coupon rate of 10.16% per annum which rate will vary as the proportion of the outstanding Convertible Amount to the outstanding Non-Convertible Amount changes and will step up in accordance with the coupon rate step up terms applicable to the Convertible Amount and the Non-Convertible Amount.

The Convertible Amount bears a coupon rate of 8.25% per annum through March 31, 2002 and increases on April 1, 2002 to the greater of (i) 10.00% per annum, increasing by 0.75% on October 1, 2004 and on each October 1 thereafter or (ii) a percentage per annum equal to the quarterly dividend paid on a common share multiplied by four and divided by $7.00. The Convertible Amount is convertible into shares of

Class A Common Stock, in increments of $1,000 in liquidation amount, at a conversion price of $7.00 per share. The Convertible Amount is redeemable by the Company, in whole or in part, on or after September 30, 2004. The Non-Convertible Amount bears a coupon rate of 13.00% per annum through September 30, 2004, increasing by 0.75% on October 1, 2004 and on each October 1 thereafter. The Non-Convertible Amount is redeemable by the Company, in whole or in part, at any time.

Adoption of Statement of Financial Accounting Standards No. 133

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the consolidated balance sheets and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. As of January 1, 2001, the adoption of the new standard results in an adjustment of $574,000 to accumulated other comprehensive loss.

Financial reporting for hedges characterized as fair value hedges and cash flow hedges are different. For those hedges characterized as a fair value hedge, the changes in fair value of the hedge and the hedged item are reflected in earnings each quarter. In the case of the fair value hedge, the Company is hedging the component of interest rate risk that can be directly controlled by the hedging instrument, and it is this portion of the hedged assets that is recognized in earnings. The non-hedged balance is classified as an available-for-sale security consistent with SFAS No. 115, and is reported in accumulated other comprehensive income. For those hedges characterized as cash flow hedges, the unrealized gains/losses in the fair value of these hedges are reported on the balance sheet with a corresponding adjustment to either accumulated other comprehensive income or in earnings, depending on the type of hedging relationship. In accordance with SFAS No. 133, on December 31, 2001, the derivative financial instruments were reported at their fair value as other assets and interest rate hedge liabilities of $82,000 and $9,987,000, respectively.

The Company is exposed to credit loss in the event of nonperformance by the counterparties (banks whose securities are rated investment grade) to the interest rate swap and cap agreements, although it does not anticipate such nonperformance. The counterparties would bear the interest rate risk of such transactions as market interest rates increase. If an interest rate swap or interest rate cap is sold or terminated and cash is received or paid, the gain or loss is deferred and recognized when the hedged asset is sold or matures.

Impact of September 11, 2001 and Terrorism Insurance

The terrorist attacks on The World Trade Centers in New York City, the Pentagon in Washington, D.C. and in Pennsylvania on September 11, 2001, have disrupted the U.S. Financial markets and have negatively impacted the U.S. economy in general. Any future terrorist attacks and the anticipation of any such attacks, or the consequences of the military or other response by the U.S. and its allies, may have a further adverse impact on the U.S. financial markets and the economy. It is not possible to predict the severity of the effect that such future events would have on the U.S. financial markets and economy.

Although it is too early to determine fully how these events will impact the Company, it is possible that the economic impact of the terrorist attacks will adversely affect the credit quality of some of the Company's loans and investments. Some of the Company's loans and investments are more susceptible to the adverse effects than others, such as the hotel loans, which experienced a significant reduction in occupancy rates following the attacks. While the Company's asset base is diversified and the Company employs a variety of techniques to enhance the credit quality of the assets, such as dedicated cash reserves, letters of credit and guarantees, the Company may suffer losses as a result of the adverse impact of the attacks, or of future attacks and these losses may adversely impact the Company's financial performance.

In addition, the events of September 11 have created significant uncertainty regarding the ability of real estate owners of high profile assets to obtain insurance coverage protecting against terrorist attacks at commercially reasonable rates, if at all. The issue is exacerbated by the fact that most insurance policies (and the terrorism insurance that has traditionally been a part of such policies) expire on December 31 of each year and most secured loans typically require comprehensive terrorism insurance. The absence of suitable insurance coverage will likely affect the general real estate lending market, lending volume and the market's overall liquidity. In turn, real estate valuations may be impacted, particularly for asset types seen as vulnerable to attack, including: central business district office buildings, certain regional malls and assets located near sites perceived as high-risk being the most sensitive. The lack of resolution regarding affordable long-term terrorism insurance coverage for all property types combined with the general slow-down of the U.S. economy may negatively impact existing loans and investments and may reduce the number of suitable investment opportunities available to Fund II and the pace at which its investments are made. A reduction in asset originations could adversely affect the Company's ability to grow earnings.

Impact of Inflation

The Company's operating results depend in part on the difference between the interest income earned on its interest-earning assets and the interest expense incurred in connection with its interest-bearing liabilities. Changes in the general level of interest rates prevailing in the economy in response to changes in the rate of inflation or otherwise can affect the Company's income by affecting the spread between the Company's interest-earning assets and interest-bearing liabilities, as well as, among other things, the value of the Company's interest-earning assets and its ability to realize gains from the sale of assets and the average life of the Company's interest-earning assets. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors beyond the control of the Company. The Company employs the use of correlated hedging strategies to limit the effects of changes in interest rates on its operations, including engaging in interest rate swaps and interest rate caps to minimize its exposure to changes in interest rates. There can be no assurance that the Company will be able to adequately protect against the foregoing risks or that the Company will ultimately realize an economic benefit from any hedging contract into which it enters.

Note on Forward-Looking Statements

Except for historical information contained herein, this annual report to shareholders contains forward-looking statements within the meaning of the Section 21E of the Securities and exchange Act of 1934, as amended, which involve certain risks and uncertainties. Forward-looking statements are included with respect to, among other things, the Company's current business plan, businesses and investment strategy and portfolio management. These forward-looking statements are identified by their use of such terms and phrases as "intends," "intend," "intended," "goal," "estimate," "estimates," "expects," "expect," "expected," "project," "projected," "projections," "plans," "anticipates," "anticipated," "should," "designed to," "foreseeable future," "believe," "believes" and "scheduled" and similar expressions. The Company's actual results or outcomes may differ materially from those anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The forward-looking statements contained in this annual report to shareholders are subject to certain risks and uncertainties including, but not limited to, the continued performance, new origination volume and the rate of repayment of the Company's and its Funds' loan and investment portfolio; the continued maturity and satisfaction of the Company's portfolio assets. Other important factors that the Company believes might cause actual results to differ from any results expressed or implied by these forward-looking statements are discussed in the cautionary statements contained in exhibit 99.1 to the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 2001, which are incorporated herein by reference. In assessing forward-looking statements contained herein, readers are urged to read carefully all cautionary statements contained in the Form 10-K Annual Report.

Quantitative and Qualitative Disclosures about Market Risk

The principal objective of the Company's asset/liability management activities is to maximize net interest income, while minimizing levels of interest rate risk. Net interest income and interest expense are subject to the risk of interest rate fluctuations. To mitigate the impact of fluctuations in interest rates, the Company uses interest rate swaps to effectively convert fixed rate assets to variable rate assets for proper matching with variable rate liabilities and variable rate liabilities to fixed rate liabilities for proper matching with fixed rate assets. Each derivative used as a hedge is matched with an asset or liability with which it has a high correlation. The swap agreements are generally held-to-maturity and the Company does not use derivative financial instruments for trading purposes. The Company uses interest rate swaps to effectively convert variable rate debt to fixed rate debt for the financed portion of fixed rate assets. The differential to be paid or received on these agreements is recognized as an adjustment to the interest expense related to debt and is recognized on the accrual basis.

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates at December 31, 2001. For financial assets and debt obligations, the table presents cash flows to the expected maturity and weighted-average interest rates based upon the current carrying values. For interest rate swaps, the table presents notional amounts and weighted-average fixed pay and variable receive interest rates by contractual maturity dates. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract. Weighted-average variable rates are based on rates in effect as of the reporting date.

	Expected Maturity Dates							
	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
				(dollars in thousands)				
Assets:								
Available-for-sale securities								
Fixed Rate	$ 14,265	$ 13,853	$16,061	$ 14,114	$12,370	$ 81,841	$152,504	$152,789
Average interest rate	6.46%	6.46%	6.46%	6.46%	6.46%	6.46%	6.46%	
CMBS								
Fixed Rate	—	—	—	$ 12,047	$ 7,811	$226,159	$246,017	$174,729
Average interest rate	—	—	—	10.24%	14.66%	12.96%	12.88%	
Variable Rate	—	$ 36,509	—	—	—	—	$ 36,509	$ 35,539
Average interest rate	—	8.52%	—	—	—	—	8.52%	
Loans receivable								
Fixed Rate	—	—	—	—	—	$ 89,231	$ 89,231	$ 90,585
Average interest rate	—	—	—	—	—	11.66%	11.66%	
Variable Rate	$107,664	$ 10,417	$31,542	$ 15,166	$ 667	$ 6,555	$172,011	$170,237
Average interest rate	8.36%	9.67%	9.77%	8.26%	7.63%	7.63%	8.66%	
Liabilities:								
Credit Facilities								
Variable Rate	—	$121,211	—	—	—	—	$121,211	$121,211
Average interest rate	—	5.18%	—	—	—	—	5.18%	
Term Redeemable Securities Contract								
Variable Rate	$137,812	—	—	—	—	—	$137,812	$137,132
Average interest rate	5.35%	—	—	—	—	—	5.35%	
Repurchase obligations								
Variable Rate	$147,880	—	—	—	—	—	$147,880	$147,880
Average interest rate	2.03%	—	—	—	—	—	2.03%	
Convertible Trust Preferred Securities								
Fixed Rate	—	—	—	$150,000	—	—	$150,000	$147,941
Average interest rate	—	—	—	10.84%	—	—	10.84%	
Interest rate swaps								
Notional amounts	—	$ 18,547	—	$137,812	—	$ 48,375	$204,734	$ (9,987)
Average fixed pay rate	—	6.04%	—	6.05%	—	6.06%	6.05%	
Average variable receive rate	—	2.14%	—	1.93%	—	2.14%	2.00%	

Report of Independent Auditors

The Board of Directors
Capital Trust, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Capital Trust, Inc. and Subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

New York, New York
February 14, 2002 except for note 26,
as to which the date is February 28, 2002

Capital Trust, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2001 and 2000

(in thousands)

	2001	2000
Assets		
Cash and cash equivalents	$ 11,651	$ 11,388
Available-for-sale securities, at fair value	152,789	—
Commercial mortgage-backed securities available-for-sale, at fair value	210,268	215,516
Certificated mezzanine investment available-for-sale, at fair value	—	22,379
Loans receivable, net of $13,695 and $12,947 reserve for possible credit losses at December 31, 2001 and December 31, 2000, respectively	248,088	349,089
Equity investment in CT Mezzanine Partners I LLC ("Fund I"), CT Mezzanine Partners II LP ("Fund II") and CT MP II LLC ("Fund II GP") (together "Funds")	38,229	26,011
Deposits and other receivables	1,192	211
Accrued interest receivable	4,614	7,241
Deferred income taxes	9,763	8,719
Prepaid and other assets	2,206	3,838
Total assets	$678,800	$644,392
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable and accrued expenses	$ 9,842	$ 10,329
Notes payable	977	2,647
Credit facilities	121,211	173,641
Term redeemable securities contract	137,132	133,235
Repurchase obligations	147,880	16,569
Deferred origination fees and other revenue	1,202	2,163
Interest rate hedge liabilities	9,987	—
Total liabilities	428,231	338,584
Company-obligated, mandatory redeemable, convertible trust preferred securities of CT Convertible Trust I, holding $89,742 of convertible 8.25% junior subordinated debentures and $60,258 of non-convertible 13.00% junior subordinated debentures of Capital Trust, Inc. ("Convertible Trust Preferred Securities")	147,941	147,142
Stockholders' equity:		
Class A 9.5% cumulative convertible preferred stock, $0.01 par value, $0.26 cumulative annual dividend, no shares authorized, issued or outstanding at December 31, 2001 and 12,639 shares authorized, 2,278 shares issued and outstanding at December 31, 2000 ("Class A Preferred Stock")	—	23
Class B 9.5% cumulative convertible non-voting preferred stock, $0.01 par value, $0.26 cumulative annual dividend, no shares authorized, issued or outstanding at December 31, 2001 and 12,639 shares authorized, 4,043 shares issued and outstanding at December 31, 2000 ("Class B Preferred Stock" and together with Class A Preferred Stock, "Preferred Stock")	—	40
Class A common stock, $0.01 par value, 100,000 shares authorized, 18,332 and 18,967 shares issued and outstanding at December 31, 2001 and 2000, respectively	183	190
Class B common stock, $0.01 par value, 100,000 shares authorized, no shares issued and outstanding at December 31, 2001 and 2,755 shares issued and outstanding at December 31, 2000 ("Class B Common Stock")	—	28
Restricted Class A Common Stock, $0.01 par value, 396 and 264 shares issued and outstanding at December 31, 2001 and December 31, 2000, respectively ("Restricted Class A Common Stock" and together with Class A Common Stock and Class B Common Stock, "Common Stock")	4	3
Additional paid-in capital	136,805	181,507
Unearned compensation	(583)	(468)
Accumulated other comprehensive loss	(29,909)	(10,152)
Accumulated deficit	(3,872)	(12,505)
Total stockholders' equity	102,628	158,666
Total liabilities and stockholders' equity	$678,800	$644,392

See accompanying notes to consolidated financial statements.

Capital Trust, Inc. and Subsidiaries

Consolidated Statements of Operations

For the Years Ended December 31, 2001, 2000 and 1999

(in thousands, except per share data)

	2001	2000	1999
Income from loans and other investments:			
Interest and related income	**$ 67,333**	$ 87,685	$ 88,590
Less: Interest and related expenses	**(26,238)**	(36,712)	(39,454)
Income from loans and other investments, net	**41,095**	50,973	49,136
Other revenues:			
Management and advisory fees from Funds managed	**7,664**	373	—
Income from equity investments in Funds	**2,991**	1,530	—
Advisory and investment banking fees	**277**	3,920	17,772
Other interest income	**395**	748	1,249
Gain/(loss) on sale of fixed assets and investments	**—**	(64)	35
Total other revenues	**11,327**	6,507	19,056
Other expenses:			
General and administrative	**15,382**	15,439	17,345
Other interest expense	**110**	219	337
Depreciation and amortization	**909**	902	345
Unrealized loss on derivative securities	**542**	—	—
Provision for possible credit losses	**748**	5,478	4,103
Total other expenses	**17,691**	22,038	22,130
Income before income taxes and distributions and amortization on Convertible Trust Preferred Securities	**34,731**	35,442	46,062
Provision for income taxes	**16,882**	17,760	22,020
Income before distributions and amortization on Convertible Trust Preferred Securities	**17,849**	17,682	24,042
Distributions and amortization on Convertible Trust Preferred Securities, net of income tax benefit of $7,557, $7,124 and $6,208 for the years ended December 31, 2001, 2000 and 1999, respectively	**8,479**	7,921	6,966
Net income	**9,370**	9,761	17,076
Less: Preferred Stock dividend	**606**	1,615	2,375
Net income allocable to Common Stock	**$ 8,764**	$ 8,146	$ 14,701
Per share information:			
Net earnings per share of Common Stock			
Basic	**$ 0.43**	$ 0.35	$ 0.69
Diluted	**$ 0.37**	$ 0.33	$ 0.55
Weighted average shares of Common Stock outstanding			
Basic	**20,166,319**	23,171,057	21,334,412
Diluted	**36,124,105**	29,691,927	43,724,731

See accompanying notes to consolidated financial statements.

Capital Trust, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2001, 2000 and 1999

(in thousands)

	Comprehensive Income/(Loss)	Class A Preferred Stock	Class B Preferred Stock
Balance at January 1, 1999		$123	$ —
Net income	$ 17,076	—	—
Change in unrealized loss on available-for-sale securities, net of related income taxes	(5,499)	—	—
Conversion of Class A Common and Preferred Stock to Class B Common and Preferred Stock	—	(40)	40
Conversion of Class A Preferred Stock to Class A Common Stock	—	(60)	—
Issuance of Class A Common Stock unit awards	—	—	—
Cancellation of previously issued restricted Class A Common Stock	—	—	—
Issuance of restricted Class A Common Stock	—	—	—
Restricted Class A Common Stock earned	—	—	—
Dividends paid on Preferred Stock	—	—	—
Balance at December 31, 1999	$ 11,577	$ 23	$ 40
Net income	9,761	—	—
Change in unrealized loss on available-for-sale securities, net of related income taxes	12	—	—
Conversion of Class A Common Stock to Class B Common Stock	—	—	—
Issuance of warrants to purchase shares of Class A Common Stock	—	—	—
Issuance of Class A Common Stock unit awards	—	—	—
Cancellation of previously issued restricted Class A Common Stock	—	—	—
Issuance of restricted Class A Common Stock	—	—	—
Restricted Class A Common Stock which vested and was issued as unrestricted Class A Common Stock	—	—	—
Restricted Class A Common Stock earned	—	—	—
Dividends paid on Preferred Stock	—	—	—
Repurchase and retirement of shares of Class A Common Stock previously outstanding	—	—	—
Balance at December 31, 2000	$ 9,773	$ 23	$ 40
Net income	9,370	—	—
Transition adjustment for recognition of derivative financial instruments	—	—	—
Unrealized loss on derivative financial instruments, net of related income taxes	(2,963)	—	—
Unrealized loss on available-for-sale securities, net of related income taxes	(16,220)	—	—
Issuance of warrants to purchase shares of Class A Common Stock	—	—	—
Issuance of Class A Common Stock unit awards	—	—	—
Issuance of restricted Class A Common Stock	—	—	—
Restricted Class A Common Stock earned	—	—	—
Vesting of restricted Class A Common Stock to unrestricted Class A Common Stock	—	—	—
Dividends paid on Preferred Stock	—	—	—
Repurchase and retirement of shares of Class A Common Stock previously outstanding	—	(23)	(40)
Balance at December 31, 2001	$ (9,813)	$ —	$ —

See accompanying notes to consolidated financial statements.

Class A Common Stock	Class B Common Stock	Restricted Class A Common Stock	Additional Paid-In Capital	Unearned Compensation	Accumulated Other Comprehensive Income/(Loss)	Accumulated Deficit	Total
$ 182	$ —	$ 1	$ 188,816	$ (418)	$ (4,665)	$(35,352)	$ 148,687
—	—	—	—	—	—	17,076	17,076
—	—	—	—	—	(5,499)	—	(5,499)
(23)	23	—	—	—	—	—	—
60	—	—	—	—	—	—	—
—	—	—	312	—	—	—	312
—	—	(1)	(271)	180	—	—	(92)
—	—	1	599	(600)	—	—	—
—	—	—	—	431	—	—	431
—	—	—	—	—	—	(2,375)	(2,375)
$ 219	$ 23	$ 1	$ 189,456	$ (407)	$ (10,164)	$(20,651)	$ 158,540
—	—	—	—	—	—	9,761	9,761
—	—	—	—	—	12	—	12
(5)	5	—	—	—	—	—	—
—	—	—	1,360	—	—	—	1,360
1	—	—	624	—	—	—	625
—	—	(1)	(279)	182	—	—	(98)
—	—	3	947	(950)	—	—	—
—	—	—	—	—	—	—	—
—	—	—	—	707	—	—	707
—	—	—	—	—	—	(1,615)	(1,615)
(25)	—	—	(10,601)	—	—	—	(10,626)
$ 190	$ 28	$ 3	$ 181,507	$ (468)	$ (10,152)	$(12,505)	$ 158,666
—	—	—	—	—	—	9,370	9,370
—	—	—	—	—	(574)	—	(574)
—	—	—	—	—	(2,963)	—	(2,963)
—	—	—	—	—	(16,220)	—	(16,220)
—	—	—	3,276	—	—	—	3,276
1	—	—	624	—	—	—	625
—	—	2	1,023	(1,025)	—	—	—
—	—	—	—	910	—	—	910
1	—	(1)	—	—	—	—	—
—	—	—	—	—	—	(737)	(737)
(9)	(28)	—	(49,625)	—	—	—	(49,725)
$183	**$ —**	**$ 4**	**$136,805**	**$ (583)**	**$(29,909)**	**$ (3,872)**	**$102,628**

Capital Trust, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2001, 2000 and 1999

(in thousands)

	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 9,370	$ 9,761	$ 17,076
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income taxes	(1,044)	(3,351)	(2,339)
Provision for credit losses	748	5,478	4,103
Depreciation and amortization	909	902	345
Income from equity investments in Funds	(2,991)	(1,530)	—
Unrealized loss on hedged and derivative securities	542	—	—
Restricted Class A Common Stock earned	910	707	431
Amortization of premiums and accretion of discounts on loans and investments, net	(2,853)	(2,683)	(1,032)
Accretion of discount on term redeemable securities contract	3,897	3,593	2,757
Accretion of discounts and fees on Convertible Trust Preferred Securities, net	799	799	799
Gain on sale of investments	—	—	(35)
Loss on sale of fixed assets	—	64	—
Expenses reversed on cancellation of restricted stock previously issued	—	(98)	(92)
Changes in assets and liabilities:			
Deposits and other receivables	(981)	322	(132)
Accrued interest receivable	2,627	2,287	(1,487)
Prepaid and other assets	1,659	353	2,417
Deferred origination fees and other revenue	(961)	(1,248)	(1,037)
Accounts payable and accrued expenses	138	(3,478)	2,388
Net cash provided by operating activities	12,769	11,878	24,162
Cash flows from investing activities:			
Purchases of available-for-sale securities	(257,877)	—	—
Principal collections on and proceeds from sales of available-for-sale securities	103,038	—	3,344
Purchases of commercial mortgage-backed securities	—	—	(185,947)
Cash received on commercial mortgage-backed securities recorded as discount	—	1,446	—
Advances on and purchases of certificated mezzanine investments	—	—	(985)
Principal collections on certificated mezzanine investments	22,379	23,053	1,033
Origination and purchase of loans receivable	(13,319)	(14,192)	(103,732)
Principal collections on and proceeds from sales of loans receivable	112,585	169,227	209,792
Equity investments in Funds	(35,599)	(36,606)	—
Return of capital from Funds	28,942	13,107	—
Purchases of equipment and leasehold improvements	(183)	(495)	(57)
Proceeds from sale of equipment	—	12	—
Net cash provided by (used in) investing activities	(40,034)	155,552	(76,552)
Cash flows from financing activities:			
Proceeds from repurchase obligations	251,503	—	3,929
Repayment of repurchase obligations	(120,192)	(12,134)	(54,626)
Proceeds from credit facilities	191,870	56,000	214,246
Repayment of credit facilities	(244,300)	(225,622)	(242,737)
Repayment of notes payable	(891)	(827)	(773)
Net proceeds from issuance of term redeemable securities contract	—	—	126,885
Dividends paid on Class A Preferred Stock	(737)	(1,615)	(2,375)
Repurchase and retirement of shares of Common and Preferred Stock previously outstanding	(49,725)	(10,626)	—
Net cash provided by (used in) financing activities	27,528	(194,824)	44,549
Net increase/(decrease) in cash and cash equivalents	263	(27,394)	(7,841)
Cash and cash equivalents at beginning of year	11,388	38,782	46,623
Cash and cash equivalents at end of year	$ 11,651	$ 11,388	$ 38,782

See accompanying notes to consolidated financial statements.

1. Organization

Capital Trust, Inc. (the "Company") is an investment management and real estate finance company designed to take advantage of high-yielding lending and investment opportunities in commercial real estate and related assets. The Company's business strategy is to continue to expand its investment management business by sponsoring other real estate related investment funds. The Company's current investment program emphasizes senior and junior commercial mortgage loans, certificated mezzanine investments, direct equity investments and subordinated interests in commercial mortgage-backed securities ("CMBS"). The Company also continues to manage its existing portfolio of balance sheet assets originated prior to the Company's transition to the investment management business.

The Company is successor to Capital Trust, a California business trust, following consummation of the reorganization on January 28, 1999, pursuant to which the predecessor ultimately merged with and into the Company, which thereafter continued as the surviving Maryland corporation. Each outstanding predecessor class A common share of beneficial interest ("Class A Common Share") was converted into one share of class A common stock, par value $0.01 per share ("Class A Common Stock"), and each outstanding predecessor class A 9.5% cumulative convertible preferred share of beneficial interest ("Class A Preferred Share") was converted into one share of class A 9.5% cumulative convertible preferred stock, par value $0.01 per share ("Class A Preferred Stock"), of the Company. As a result, all of the predecessor's previously issued class A common shares of beneficial interest have been reclassified as shares of Class A Common Stock and all of the predecessor's previously issued class A preferred shares of beneficial interest have been reclassified as shares of Class A Preferred Stock. Unless the context otherwise requires, hereinafter references to the business, assets, liabilities, capital structure, operations and affairs of the Company include those of the predecessor prior to the reorganization.

2. Venture with Citigroup Investments Inc.

As part of the Company's transition to the investment management business, on March 8, 2000, the Company entered into a venture with affiliates of Citigroup Investments Inc. (collectively "Citigroup") pursuant to which they agreed, among other things, to co-sponsor, commit to invest capital in, and manage a series of high-yield commercial real estate mezzanine investment opportunity funds.

Pursuant to the governing venture agreement, the Company and Citigroup formed CT Mezzanine Partners I LLC ("Fund I") in March 2000, to which a Citigroup affiliate and a wholly owned subsidiary of the Company, as members thereof, made capital commitments of $150 million and $50 million, respectively. Pursuant to the venture agreement, the Company and Citigroup co-sponsored the second commercial real estate mezzanine investment fund, CT Mezzanine Partners II LP ("Fund II"), which effected its final closing on third party investor equity commitments in August 2001. Fund II has total equity commitments of $845.2 million including $49.7 million and $198.9 million made by the Company and Citigroup, respectively. A wholly owned subsidiary of the Company, CT Investment Management Co., LLC ("CTIMCO"), serves as the exclusive investment manager to Fund I and Fund II.

Based upon the $845.2 million aggregate capital commitments made at the initial and subsequent closings, the Company expects to earn approximately $9.5 million of management and advisory fees annually from its association with Fund II during the investment period. CTIMCO serves as the investment manager to Fund II and in connection therewith will earn annual investment management fees equal to $8.1 million during the investment period for the fund. CTIMCO also expects to earn $1.4 million of additional annual fees from consulting services to be rendered to Fund II's general partner.

In connection with the organization of Fund I, the Company issued a warrant to purchase 4.25 million shares of Class A Common Stock. In connection with the closings on investor equity commitments to Fund II, the Company issued to Citigroup warrants to purchase 4,278,467 shares of its Class A Common Stock. In total, the Company has issued to Citigroup four warrants to purchase 8,528,467 shares of its Class A Common Stock which have a $5.00 per share exercise price, are currently exercisable and expire on March 8, 2005. The Company has no further obligations to issue additional warrants to Citigroup at December 31, 2001.

3. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of the Company, CTIMCO (as described in Note 2) CT-F1, LLC (a wholly owned subsidiary and direct member and equity owner of Fund I), CT-F2-LP, LLC (a wholly owned subsidiary and limited partner of Fund II), CT-F2-GP, LLC (a wholly owned subsidiary and direct member and equity owner of Fund II GP), CT-BB Funding Corp. (a wholly owned subsidiary which purchased fifteen CMBS securities as described in Note 5), CT Convertible Trust I (as described in Note 14), Natrest Funding I, Inc. (a wholly owned single purpose subsidiary which held one Mortgage Loan) and VIC, Inc., which together with the Company wholly owns Victor Capital Group, L.P. ("Victor Capital") and other related subsidiaries including: VCG Montreal Management, Inc., Victor Asset Management Partners, L.L.C., VP Metropolis Services, L.L.C., and 970 Management, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

During the year ended December 31, 2000, the Company dissolved the following subsidiaries: Natrest Funding I, Inc., Victor Asset Management Partners, L.L.C., VP Metropolis Services, L.L.C., and 970 Management, LLC.

Revenue Recognition

Interest income for the Company's mortgage and other loans and investments is recognized over the life of the investment using the effective interest method and recognized on the accrual basis.

Fees received in connection with loan commitments, net of direct expenses, are deferred until the loan is advanced and are then recognized over the term of the loan as an adjustment to yield. Fees on commitments that expire unused are recognized at expiration. Anticipated exit fees are also recognized over the term of the loan as an adjustment to yield.

Income recognition is generally suspended for loans at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed.

Fees from investment management services are recognized when earned on an accrual basis. Fees from professional advisory services are generally recognized at the point at which all Company services have been performed and no significant contingencies exist with respect to entitlement to payment. Fees from asset management services are recognized as services are rendered.

Reserve for Possible Credit Losses

The provision for possible credit losses is the charge to income to increase the reserve for possible credit losses to the level that management estimates to be adequate considering delinquencies, loss experience and collateral quality. Other factors considered relate to geographic trends and product diversification, the size of the portfolio and current economic conditions. Based upon these factors, the Company establishes the provision for possible credit losses by category of asset. When it is probable that the Company will be unable to collect all amounts contractually due, the account is considered impaired. Where impairment is indicated, a valuation write-down or write-off is measured based upon the excess of the recorded investment amount over the net fair value of the collateral, as reduced by selling costs. Any deficiency between the carrying amount of an asset and the net sales price of repossessed collateral is charged to the reserve for credit losses.

Cash and Cash Equivalents

The Company classifies highly liquid investments with original maturities of three months or less from the date of purchase as cash equivalents. At December 31, 2001, cash equivalents of approximately $11.9 million consisted of an overnight investment in JP Morgan commercial paper. At December 31, 2000, cash equivalents of approximately $11.4 million consisted of an investment in a money market fund that invests in U.S. Treasury bills. The Company had no bank balances in excess of federally insured amounts at December 31, 2001 and 2000. The Company has not experienced any losses on its demand deposits, commercial paper or money market investments.

Available-for-Sale Securities

Available-for-sale securities are reported on the consolidated balance sheet at fair value with any corresponding temporary change in value reported as an unrealized gain or loss (if assessed to be temporary), as a component of comprehensive income in stockholders' equity, net of related income taxes.

Commercial Mortgage-Backed Securities ("CMBS")

Commercial mortgage-backed securities available-for-sale are reported on the consolidated balance sheets at fair value with any corresponding temporary change in value resulting in an unrealized gain/(loss) being reported as a component of accumulated other comprehensive income/(loss) in the stockholders' equity section of the balance sheet, net of related income taxes.

Income from CMBS is recognized based on the effective interest method using the anticipated yield over the expected life of the investments. Changes in yield resulting from prepayments are recognized over the remaining life of the investment. The Company recognizes impairment on its CMBS whenever it determines that the impact of expected future credit losses, as currently projected, exceeds the impact of the expected future credit losses as originally projected. Impairment losses are determined by comparing the current fair value of a CMBS to its existing carrying amount, the difference being recognized as a loss in the current period in the consolidated statements of operations of the period in which the loss is identified. Reduced estimates of credit losses are recognized as an adjustment to yield over the remaining life of the portfolio.

Certificated Mezzanine Investments

Certificated mezzanine investments available-for-sale are reported on the consolidated balance sheets at fair value with any corresponding temporary change in value resulting in an unrealized gain/(loss) being reported as a component of accumulated other comprehensive income/(loss) in the stockholders' equity section of the balance sheet, net of related income taxes. See Note 6.

Equity Investment in CT Mezzanine Partners I LLC ("Fund I"), CT Mezzanine Partners II LP ("Fund II") and CT MP II LLC ("Fund II GP") (together "Funds")

As the Funds are not majority owned or controlled by the Company, the Company does not consolidate the Funds in its consolidated financial statements. The Company accounts for its interest in the Funds on the equity method of accounting. As such, the Company reports a percentage of the earnings of the Funds equal to its ownership percentage on a single line item in the consolidated statement of operations as income from equity investments in the Funds.

Derivative Financial Instruments

In the normal course of business, the Company uses a variety of derivative financial instruments to manage, or hedge, interest rate risk. The Company requires derivative financial instruments to be effective in reducing its interest rate risk exposure. This effectiveness is essential for qualifying for hedge accounting. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, all changes in the fair value of the instrument are marked-to-market with changes in value included in net income each period until the derivative instrument matures or is settled. Any derivative instrument used for risk management that does not meet the hedging criteria is marked-to-market each period.

The Company uses interest rate swaps to effectively convert variable rate debt to fixed rate debt for the financed portion of fixed rate assets. The differential to be paid or received on these agreements is recognized as an adjustment to the interest expense related to debt and is recognized on the accrual basis.

The Company also uses interest rate caps to reduce its exposure to interest rate changes on investments. The Company will receive payments on an interest rate cap should the variable rate for which the cap was purchased exceed a specified threshold level and will be recorded as an adjustment to the interest income related to the related earning asset.

To determine the fair values of derivative instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost, and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

The swap and cap agreements are generally held-to-maturity and the Company does not use derivative financial instruments for trading purposes.

Equipment and Leasehold Improvements, Net

Equipment and leasehold improvements, net, are stated at original cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based on the estimated lives of the depreciable assets. Amortization is computed over the remaining terms of the related leases.

Expenditures for maintenance and repairs are charged directly to expense at the time incurred. Expenditures determined to represent additions and betterments are capitalized. Cost of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of sale or retirement. Any resulting profit or loss is reflected in the consolidated statement of operations.

Sales of Real Estate

The Company complies with the provisions of the FASB's Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate." Accordingly, the recognition of gains is deferred until such transactions have complied with the criteria for full profit recognition under the statement. The Company had deferred gains of $239,000 at December 31, 1999, which were written-off during the year ended December 31, 2000 when the related loan was determined to be uncollectible.

Deferred Debt Issuance Costs

The Company capitalizes costs incurred related to the issuance of long-term debt. These costs are deferred and amortized on a straight-line basis over the life of the related debt, which approximates the level-yield method, and recognized as a component of interest expense.

Income Taxes

The Company records its income taxes in accordance with the FASB's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under SFAS No. 109, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying statutory tax rates for future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for carryforwards that are useable in future years. A valuation allowance is recognized if it is more likely than not that some portion of the deferred asset will not be recognized. When evaluating whether a valuation allowance is appropriate, SFAS No. 109 requires a company to consider such factors as previous operating results, future earning potential, tax planning strategies and future reversals of existing temporary differences. The valuation allowance is increased or decreased in future years based on changes in these criteria.

Pursuant to its venture agreement with Citigroup, the Company was obligated to take the steps necessary for it to be taxed as a Real Estate Investment Trust ("REIT") for the 2002 tax year. Based on the composition of its assets and the nature of its income due in significant part to the successful implementation of the Company's investment management business, the Company does not meet the qualifications to elect to be taxed as a REIT at this time. In light of its success with its investment management business, the Company does not believe that it is advisable at this time to pursue the changes to its business and assets that would be necessary for it to qualify for taxation as a REIT and therefore requested Citigroup waive the obligation, which request was granted by Citigroup. The Company continues to pursue alternative strategies for tax efficiency.

Amortization of the Excess of Purchase Price Over Net Tangible Assets Acquired

The Company recognized the excess of purchase price over net tangible assets acquired in a business combination accounted for as a purchase transaction and is amortizing it on a straight-line basis over a period of 15 years. The carrying value of the excess of purchase price over net tangible assets acquired was analyzed quarterly by the Company based upon the expected revenue and profitability levels of the acquired enterprise to determine whether the value and future benefit may indicate a decline in value. If the Company determined that there had been a decline in the value of the acquired enterprise, the Company would have written down the value of the excess of purchase price over net tangible assets acquired to the revised fair value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

Effective January 1, 1998, the Company adopted the FASB's Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). The statement changes the reporting of certain items currently reported in the stockholders' equity section of the balance sheet and establishes standards for reporting of comprehensive income and its components in a full set of general-purpose financial statements. Total comprehensive income/(loss) was ($9,813,000), $9,773,000 and $11,577,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The primary component of comprehensive income other than net income was the unrealized gain/(loss) on derivative financial instruments and available-for-sale securities, net of related income taxes.

Earnings Per Share of Common Stock

Earnings per share of Common Stock are presented based on the requirements of the FASB's Statement of Accounting Standards No. 128 ("SFAS No. 128"). Basic EPS is computed based on the income applicable to Common Stock (which is net income or loss reduced by the dividends on the Preferred Stock) divided by the weighted average number of shares of Common Stock outstanding during the period. Diluted EPS is based on the net earnings applicable to Common Stock plus, if dilutive, dividends on the Preferred Stock and interest paid on Convertible Trust Preferred Securities, net of tax benefit, divided by the weighted average number of shares of Common Stock and potentially dilutive shares of Common Stock that were outstanding during the period. At December 31, 2001, potentially dilutive shares of Common Stock include the convertible Preferred Stock, dilutive Common Stock warrants and options and future commitments for stock unit awards. At December 31, 2000, potentially dilutive shares of Common Stock include the convertible Preferred Stock, Convertible Trust Preferred Securities and future commitments for stock unit awards. At December 31, 1999, potentially dilutive shares of Common Stock include the convertible Preferred Stock and dilutive Common Stock options.

Reclassifications

Certain reclassifications have been made in the presentation of the 2000 and 1999 consolidated financial statements to conform to the 2001 presentation.

Segment Reporting

As the Company manages its operations as one segment, separate segment reporting is not presented for 2001, 2000 and 1999, as the financial information for that segment is the same as the information in the consolidated financial statements.

4. Available-for-Sale Securities

At December 31, 2001, the Company's available-for-sale securities consisted of the following (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Federal Home Loan Mortgage Corporation Gold, fixed rate interest at 6.50%, due September 1, 2031	$ 9,309	$—	$ 107	$ 9,202
Federal Home Loan Mortgage Corporation Gold, fixed rate interest at 6.50%, due September 1, 2031	59,574	—	733	58,841
Federal Home Loan Mortgage Corporation Gold, fixed rate interest at 6.50%, due September 1, 2031	8,086	—	93	7,993
Federal Home Loan Mortgage Corporation Gold, fixed rate interest at 6.50%, due September 1, 2031	19,014	—	220	18,794
Federal Home Loan Mortgage Corporation Gold, fixed rate interest at 6.50%, due September 1, 2031	56,570	—	659	55,911
Federal Home Loan Mortgage Corporation Gold, fixed rate interest at 6.50%, due September 1, 2031	2,072	—	24	2,048
	$154,625	$—	$1,836	$152,789

The Company purchased these securities on September 28, 2001 at a premium to yield 6.07% with an anticipated average life of 5.15 years with financing provided by the seller through a repurchase agreement.

At December 31, 2000, the Company held no available-for-sale securities.

During the year ended December 31, 1999, the Company sold its then entire portfolio of available-for-sale securities at a gain of $35,000 over their amortized cost. The cost of securities sold was determined using the specific identification method.

5. Commercial Mortgage-Backed Securities

The Company pursues rated and unrated investments in public and private subordinated interests ("Subordinated Interests") in CMBS.

Because of a decision to sell a held-to-maturity security in 1998, the Company transferred all of its investments in commercial mortgage-backed securities from held-to-maturity securities to available-for-sale and continues to classify the CMBS as such.

During the year ended December 31, 1998, the Company purchased $36,509,000 face amount of interests in three subordinated CMBS issued by a financial asset securitization investment trust for $36,335,000. In April 2000, the Company received $1.4 million of additional discount from the issuer of the securities in settlement of a dispute with the issuer. At December 31, 2001, the securities had an amortized cost of $35,923,000 and a market value of $35,539,000. These securities bear interest at floating rates, for which the weighted average interest rate in effect, after fair value adjustment at December 31, 2001, is 8.52%, and mature in January 2003. At December 31, 2001, the Company has deferred acquisition costs on these securities of $17,000 that are being amortized as a reduction of interest income on a basis to realize a level yield over the life of the investment.

On March 3, 1999, the Company, through its then newly formed wholly owned subsidiary, CT-BB Funding Corp., acquired a portfolio of fixed-rate "BB" rated CMBS (the "BB CMBS Portfolio") from an affiliate of an existing credit facility lender. The portfolio, which is comprised of 11 separate issues with an aggregate face amount of $246.0 million, was purchased for $196.9 million. In connection with the transaction, an affiliate of the seller provided three-year term financing for 70% of the purchase price at a floating rate above the London Interbank Offered Rate ("LIBOR") and entered into an interest rate swap with the Company for the full duration of the BB CMBS Portfolio securities thereby providing a hedge for interest rate risk. The financing was provided at a rate that was below the current market for similar financings and, as such, the carrying amount of the assets and the debt were reduced by $10.9 million to adjust the yield on the debt to current market terms. The BB CMBS Portfolio securities bear interest at fixed rates that have an average face rate of 7.74% on the face amount and mature at various dates from March 2005 to January 2013. After giving effect to the discounted purchase price, the fair value adjustment and the adjustment of the carrying amount of the assets to bring the debt to current market terms, the weighted average interest rate in effect for the BB CMBS Portfolio at December 31, 2001 was 12.57%.

6. Certificated Mezzanine Investment

The Company purchased a high-yielding mezzanine investment that is subordinate to senior secured loans on a commercial real estate asset. This investment represents interests in debt service from loans or property cash flow and was issued in certificate form. This certificated investment carried substantially similar terms and risks as the Company's Mezzanine Loans.

The certificated mezzanine investment is a floating rate security that is carried at market value of $22,379,000 on December 31, 2000. As the market value and amortized cost were the same on December 31, 2000, no unrealized gain or loss was recorded. The certificated mezzanine investment outstanding at December 31, 2000 was satisfied in June 2001.

7. Loans Receivable

The Company currently pursues lending opportunities designed to capitalize on inefficiencies in the real estate capital, mortgage and finance markets. The Company has classified its loans receivable into the following general categories:

- *Mortgage Loans.* The Company originates and funds senior and junior mortgage loans ("Mortgage Loans") to commercial real estate owners and property developers who require interim financing until permanent financing can be obtained. The Company's Mortgage Loans are generally not intended to be permanent in nature, but rather are intended to be of a relatively short-term duration, with extension options as deemed appropriate, and typically require a balloon payment of principal at maturity. The Company may also originate and fund permanent Mortgage Loans in which the Company intends to sell the senior tranche, thereby creating a Mezzanine Loan (as defined below).
- *Mezzanine Loans.* The Company originates high-yielding loans that are subordinate to first lien mortgage loans on commercial real estate and are secured either by a second lien mortgage or a pledge of the ownership interests in the borrowing property owner ("Mezzanine Loans"). Generally, the Company's Mezzanine Loans have a longer anticipated duration than its Mortgage Loans, are not intended to serve as transitional mortgage financing and can represent subordinated investments in real estate operating companies which may take the form of secured or unsecured debt, preferred stock and other hybrid instruments.
- *Other Loans Receivable.* This classification includes loans originated during the Company's prior operations as a REIT and other loans and investments not meeting the above criteria.

At December 31, 2001 and 2000, the Company's loans receivable consisted of the following (in thousands):

	2001	2000
Mortgage Loans	$ 69,998	$135,651
Mezzanine Loans	142,160	179,356
Other loans receivable	49,625	47,029
	261,783	362,036
Less: reserve for possible credit losses	(13,695)	(12,947)
Total loans	$248,088	$349,089

One Mortgage Loan receivable with a principal balance of $8,000,000 reached maturity on July 15, 2000 and has not been repaid with respect to principal and interest. In accordance with the Company's policy for revenue recognition, income recognition has been suspended on this loan and for the years ended December 31, 2001 and 2000, $1,144,000 and $791,000, respectively, of potential interest income has not been recorded.

During the year ended December 31, 2000, one other loan receivable, originated by the former management of the Company's predecessor REIT operations, with a net investment of $136,000, was past due more than 90 days and was written-off. The net investment prior to the write-off included the loan balance of $915,000 offset by $779,000 of non-recourse financing of the asset. After the write-off, both the loan receivable and the non-recourse financing are carried at $779,000 until the non-recourse note payable was foreclosed upon on January 17, 2001 (See Note 11). The loan was originated during the Company's prior operations as a REIT to facilitate the disposal of a previously foreclosed-upon asset. In accordance with the Company's policy for revenue recognition, income recognition was suspended on this loan and for the year ended December 31, 2000, $76,000 of potential interest income has not been recorded.

At December 31, 2000, one Mezzanine Loan with a principal balance of $13,018,000 was in default as the loan matured on December 1, 2000. At December 31, 2000, the loan was earning a variable interest rate of LIBOR plus 9.00%. The loan was repaid in full with interest on March 21, 2001.

During the year ended December 31, 2001, the Company provided $13,319,000 of additional fundings on three loans originated in prior periods and has no outstanding commitments at December 31, 2001.

At December 31, 2001, the weighted average interest rate in effect, including amortization of fees and premiums, for the Company's performing loans receivable was as follows:

Mortgage Loans	9.28%
Mezzanine Loans	10.36%
Other loans receivable	9.81%
Total Loans	9.99%

At December 31, 2001, $164,011,000 (65%) of the aforementioned performing loans bear interest at floating rates ranging from LIBOR plus 525 basis points to LIBOR plus 875 basis points. The remaining $89,772,000 (35%) of loans bear interest at fixed rates ranging from 11.62% to 12.00%.

The range of maturity dates and weighted average maturity at December 31, 2001 of the Company's performing loans receivable was as follows:

	Range of Maturity Dates	Weighted Average Maturity
Mortgage Loans	March 2002 to December 2002	4 Months
Mezzanine Loans	August 2003 to July 2009	64 Months
Other loans receivable	January 2004	25 Months
Total Loans	March 2002 to July 2009	42 Months

In addition, one of the loans for $49,625,000 has borrower extension rights for an additional year.

At December 31, 2001, there are two loans to a related group of borrowers totaling $74.5 million or approximately 11% of total assets. There are no other loans to a single borrower or to related groups of borrowers that exceed 10% of total assets. Approximately 60% of all performing loans are secured by properties in New York. Approximately 60% of all performing loans are secured by office buildings and approximately 31% are secured by corporate pledges. These credit concentrations are adequately collateralized as of December 31, 2001.

In connection with the aforementioned loans, at December 31, 2001 and 2000, the Company has deferred origination fees, net of direct costs of $1,220,000 and $2,157,000, respectively, that are being amortized into income over the life of the loan. At December 31, 2001 and 2000, the Company has also recorded $372,000 and $2,017,000, respectively, of exit fees, which will be collected at the loan pay-off. These fees are recorded as interest income on a basis to realize a level yield over the life of the loans.

As of December 31, 2001, performing loans totaling $253,783,000 are pledged as collateral for borrowings on the Company's credit facilities.

The Company has established a reserve for possible credit losses on loans receivable as follows (in thousands):

	2001	2000	1999
Beginning balance	**$12,947**	$ 7,605	$4,017
Provision for possible credit losses	**748**	5,478	4,103
Amounts charged against reserve for possible credit losses	**—**	(136)	(515)
Ending balance	**$13,695**	$12,947	$7,605

8. Equity Investment in Funds

CT Mezzanine Partners LLC ("Fund I")

As part of the venture with Citigroup, as described in Note 2, the Company has an equity investment in Fund I during the years ended December 31, 2001 and 2000. The activity for the equity investment in Fund I for the years ended December 31, 2001 and 2000 is as follows (in thousands):

	2001	2000
Beginning balance	**$ 26,011**	$ —
Capital contributions to Fund I	**25,331**	33,214
Company portion of Fund I income	**2,934**	1,530
Costs capitalized for investment in Fund I	**—**	4,752
Amortization of capitalized costs	**(477)**	(378)
Distributions from Fund I	**(28,816)**	(13,107)
Ending balance	**$ 24,983**	$ 26,011

As of December 31, 2001, Fund I has loans outstanding totaling $165,227,000, all of which are performing in accordance with the terms of the loan agreements except for one loan for $26.0 million which is in default and for which the accrual of interest has been suspended.

For the years ended December 31, 2001 and 2000, the Company received $765,000 and $373,000, respectively, of fees for management of Fund I.

CT Mezzanine Partners II LP ("Fund II")

The Company made equity investments in Fund II during the year ended December 31, 2001. The Company accounts for Fund II on the equity method of accounting as the Company has a 50% ownership interest in the general partner of Fund II. The activity for the equity investment in Fund II is as follows (in thousands):

	2001
Beginning balance	$ —
Capital contributions to Fund II	7,097
Company portion of Fund II income	54
Costs capitalized for investment in Fund II	3,776
Amortization of capitalized costs	(229)
Distributions from Fund II	(127)
Ending balance	$10,571

As of December 31, 2001, Fund II has loans and investments outstanding totaling $485,385,000, all of which are performing in accordance with the terms of the loan agreements. In addition, the Company received $5,884,000 of fees for management of Fund II.

CT MP II LLC ("Fund II GP")

CT MP II LLC ("Fund II GP") serves as the general partner for Fund II. Fund II GP is owned 50% by the Company and 50% by Citigroup.

The Company made equity investments in Fund II GP during the year ended December 31, 2001. The activity for the equity investment in Fund II GP is as follows (in thousands):

	2001
Beginning balance	$ —
Capital contributions to Fund II GP	2,671
Company portion of Fund II GP income	4
Distributions from Fund II GP	—
Ending balance	$2,675

In addition, the Company earned $1,015,000 of consulting fees from Fund II GP for which, the receivable is included in prepaid and other assets.

In accordance with the amended and restated agreement of limited partnership of CT Mezzanine Partners II, LP, Fund II GP may earn incentive compensation when certain returns are achieved for the limited partners of Fund II which will be accrued if and when earned.

9. Excess of Purchase Price Over Net Tangible Assets Acquired

On July 15, 1997, the Company consummated the acquisition of the real estate investment banking, advisory and asset management businesses of Victor Capital and certain affiliated entities. The acquisition had been accounted for under the purchase method of accounting. The excess of the purchase price of the acquisition in excess of net tangible assets acquired approximated $342,000.

The Company recognized the excess of purchase price over net tangible assets acquired in a business combination accounted for as a purchase transaction and had been amortizing it on a straight-line basis over a period of 15 years. The carrying value of the excess of purchase price over net tangible assets acquired was analyzed quarterly by the Company based upon the expected revenue and profitability levels of the acquired enterprise to determine whether the value and future benefit may indicate a decline in value.

In April 2000, the Company increased its level of resources devoted to its new investment management business and reduced resources devoted to its investment banking and advisory operations. As a result, the Company determined that there has been a decline in the value of the acquired enterprise and the Company wrote-off the remaining value of the excess of purchase price over net tangible assets acquired. This additional $275,000 write-off was recorded as additional amortization expense in the year ended December 31, 2000.

10. Equipment and Leasehold Improvements

At December 31, 2001 and 2000, equipment and leasehold improvements, net, are summarized as follows (in thousands):

	Period of Depreciation or Amortization	2001	2000
Office and computer equipment	1 to 3 years	$ 568	$ 492
Furniture and fixtures	5 years	146	143
Leasehold improvements	Term of leases	385	297
		1,099	932
Less: accumulated depreciation		(576)	(389)
		$ 523	$ 543

Depreciation and amortization expense on equipment and leasehold improvements, which are computed on a straight-line basis, totaled $203,000, $238,000 and $322,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Equipment and leasehold improvements are included at their depreciated cost in prepaid and other assets in the consolidated balance sheets.

11. Notes Payable

At December 31, 2001 and 2000, the Company has notes payable aggregating $977,000 and $2,647,000, respectively.

In connection with the acquisition of Victor Capital and affiliated entities, the Company issued $5.0 million of non-interest-bearing unsecured notes ("Acquisition Notes") to the sellers, both of whom are directors of the Company and one who serves as the current chief executive officer of the Company. The notes are payable in ten semi-annual payments of $500,000. The Acquisition Notes were originally discounted to $3,908,000 based on an imputed interest rate of 9.5%.

At December 31, 2001, the Acquisition Notes have two remaining semi-annual payments maturing July 1, 2002. The net present value of the remaining payments on the Acquisition Notes at December 31, 2001 and 2000, amounted to $977,000 and $1,868,000, respectively.

The Company was also indebted under a non-recourse note payable due to a life insurance company at December 31, 2000. This note was secured by a loan receivable for a property that was sold in 1997. The note bore interest at 9.50% per annum with principal and interest payable monthly until August 7, 2017, when the entire unpaid principal balance and any unpaid interest was due. The life insurance company has the right to call the entire note due and payable upon ninety days prior written notice. At December 31, 2000, the balance of the note payable amounted to $779,000. The Company's borrower defaulted on its payment obligation under the loan receivable securing the note payable in June 2000. As the note payable is non-recourse, the Company terminated its payments to the life insurance company and was in default on the note payable at December 31, 2000. The Company determined not to pursue foreclosure on the defaulted loan receivable and allowed the loan receivable to be foreclosed upon on January 17, 2001, whereupon the non-recourse debt was extinguished.

12. Long-Term Debt

Credit Facilities

Effective September 30, 1997, the Company entered into a credit agreement with a commercial lender that provided for a three-year $150 million line of credit. Effective January 1, 1998, pursuant to an amended and restated credit agreement, the Company increased the available credit under this facility to $250 million and subsequently further amended the credit agreement to increase the facility to $300 million effective June 22, 1998 and $355 million effective July 23, 1998. The Company incurred an initial commitment fee upon the signing of the credit agreement and the credit agreement calls for additional commitment fees when the total borrowing under the credit facility exceeds $75 million, $150 million, $250 million and $300 million. Effective February 26, 1999, pursuant to an amended and restated credit agreement, the Company extended the expiration of such credit facility from December 2001 to February 2002 with an automatic one-year amortizing extension option, if not otherwise extended.

On June 8, 1998, the Company entered into a second credit agreement with another commercial lender that provides for a $300 million line of credit with an original expiration date in December 1999 . The Company incurred an initial commitment fee upon the signing of this credit facility. Effective March 30, 1999, pursuant to an amended and restated credit agreement, the Company extended the expiration of such credit facility from December 1999 to June 2000 with an automatic nine-month amortizing extension option, if not otherwise extended. Effective June 30, 2000, pursuant to an amended and restated credit agreement, the Company extended the expiration of such credit facility from June 2000 to June 2001 with an automatic nine-month amortizing extension option, if not otherwise extended. Effective July 16, 2001, pursuant to an amended and restated credit agreement, the Company reduced the amount of credit under this credit facility to $100 million and extended the expiration of such credit facility from September 2001 to July 2002 with an automatic nine-month amortizing extension option, if not otherwise extended.

The credit facilities provide for advances to fund lender-approved loans and investments made by the Company

("Funded Portfolio Assets"). The obligations of the Company under the credit facilities are secured by pledges of the Funded Portfolio Assets acquired with advances under the credit facilities. Borrowings under the credit facilities bear interest at specified rates over LIBOR, which rates may fluctuate, based upon the credit quality of the Funded Portfolio Assets. Future repayments and redrawdowns of amounts previously subject to the drawdown fee will not require the Company to pay any additional fees. The credit facilities provide for margin calls on asset-specific borrowings in the event of asset quality and/or market value deterioration as determined under the credit facilities. The credit facilities contain customary representations and warranties, covenants and conditions and events of default. The credit facilities also contain a covenant obligating the Company to avoid undergoing an ownership change that results in Craig M. Hatkoff, John R. Klopp or Samuel Zell no longer retaining their senior offices and directorships with the Company and practical control of the Company's business and operations. The providers of the credit facilities have notified the Company that the resignation of Craig M. Hatkoff on December 29, 2000 is not an event of non-compliance with the foregoing covenant.

At December 31, 2001, the Company has borrowed $29,076,000 against the $355 million credit facility at an average borrowing rate (including amortization of fees incurred and capitalized) of 6.13%. The Company has pledged assets of $87,879,000 as collateral for the borrowing against such credit facility.

At December 31, 2001, the Company has borrowed $92,135,000 against the $100 million credit facility at an average borrowing rate (including amortization of fees incurred and capitalized) of 4.88%. The Company has pledged assets of $201,442,000 as collateral for the borrowing against such credit facility.

On December 31, 2001, the unused amount of potential credit under the credit facilities was $319,765,000.

Repurchase Obligations

During 2001, the Company had entered into three repurchase agreements. Two repurchase agreements were satisfied during the year ended December 31, 2001 and the other was outstanding at December 31, 2001.

The first repurchase agreement, with a securities dealer, arose in connection with the purchase of a Certificated Mezzanine Investment. At December 31, 2000, the Company has sold such asset with a book value of $22,379,000, which approximates market value, and has a liability to repurchase this asset for $16,569,000. This repurchase agreement was extended to May 2001 during the year ended December 31, 2000 and satisfied in June 2001 with the proceeds of the loan repayment. The liability balance bore interest at a specified rate over LIBOR.

The second repurchase agreement, with a securities dealer, arose in connection with the purchase of available-for-sale securities in June 2001. The repurchase agreement was settled in July 2001 when the securities were sold.

The third repurchase agreement, with Morgan Stanley, arose in connection with the purchase of available-for-sale securities in September 2001. At December 31, 2001, the Company has sold such asset with a book and market value of $152,789,000 and has a liability to repurchase this asset for $147,880,000. This repurchase agreement has a maturity date in March 2002. The liability balance bears interest at LIBOR.

The interest rate in effect for the repurchase obligation outstanding at December 31, 2001 was 2.03% and the interest rate in effect for the repurchase obligation outstanding at December 31, 2000 was 8.32%.

Term Redeemable Securities Contract

In connection with the purchase of the BB CMBS Portfolio described in Note 5, an affiliate of the seller provided financing for 70% of the purchase price, or $137.8 million, at a floating rate of LIBOR plus 50 basis points pursuant to a term redeemable securities contract. This rate was below the market rate for similar financings, and, as such, a discount on the term redeemable securities contract was recorded to reduce the carrying amount by $10.9 million (which has been amortized to $679,000), which had the effect of adjusting the yield to current market terms. The debt has a three-year term that expires in February 2002.

By entering into interest rate swaps, the Company has effectively converted the term redeemable securities contract to a fixed interest rate of 6.55%. After adjusting the carrying amount and yield to current market terms, the term redeemable securities contract bears interest at a fixed interest rate of 9.54%.

13. Derivative Financial Instruments

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the consolidated balance sheets and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. As of January 1, 2001, the adoption of the new standard resulted in an adjustment of $574,000 to accumulated other comprehensive loss and other liabilities.

In the normal course of business, the Company is exposed to the effect of interest rate changes. The Company limits these risks by following established risk management policies and procedures including those for the use of derivatives. For interest rate exposures, derivatives are used primarily to align rate movements between interest rates associated with the Company's loans and other financial assets with interest rates on related debt financing, and manage the cost of borrowing obligations.

The Company does not use derivatives for trading or speculative purposes. Further, the Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the Company has not sustained a material loss from those instruments, nor does it anticipate any material adverse effect on its net income or financial position in the future from the use of derivatives.

To manage interest rate risk, the Company may employ options, forwards, interest rate swaps, caps and floors or a combination thereof depending on the underlying exposure. To reduce overall interest cost, the Company uses interest rate instruments, typically interest rate swaps, to convert a portion of its variable rate debt to fixed rate debt. Interest rate differentials that arise under these swap contracts are recognized as interest expense over the life of the contracts.

The following table summarizes the notional value and fair value of the Company's derivative financial instruments, principally swap contracts at December 31, 2001. The notional value provides an indication of the extent of the Company's involvement in these instruments at that time, but does not represent exposure to credit, interest rate or foreign exchange market risks.

Hedge	Type	Notional Value	Interest Rate	Maturity	Fair Value
Swap	Fair Value Hedge	$137,812,000	6.045%	2014	$(6,450,000)
Swap	Cash Flow Hedge	11,250,000	6.580%	2006	(882,000)
Swap	Cash Flow Hedge	37,125,000	5.905%	2008	(1,679,000)
Swap	Cash Flow Hedge	18,547,000	6.035%	2003	(976,000)
Cap	Cash Flow Hedge	18,750,000	11.250%	2007	82,000

Financial reporting for hedges characterized as fair value hedges and cash flow hedges are different. For those hedges characterized as a fair value hedge, the changes in fair value of the hedge and the hedged item are reflected in earnings each quarter. In the case of the fair value hedge listed above, the Company is hedging the component of interest rate risk that can be directly controlled by the hedging instrument, and it is this portion of the hedged assets that is recognized in earnings. The non-hedged balance is classified as an available-for-sale security consistent with SFAS No. 115, and is reported in accumulated other comprehensive income. For those hedges characterized as cash flow hedges, the unrealized gains/losses in the fair value of these hedges are reported on the balance sheet with a corresponding adjustment to either accumulated other comprehensive income or in earnings, depending on the type of hedging relationship.

On December 31, 2001, the derivative financial instruments were reported at their fair value as other assets and interest rate hedge liabilities of $82,000 and $9,987,000, respectively.

During the year ended December 31, 2001, the Company recognized a gain of $47,000 for the change in time value for qualifying interest rate hedges. The time value is a component of fair value that must be recognized in earnings, and is shown in the consolidated statement of operations as unrealized loss on derivative securities.

The fair value hedge in the above table was undertaken by the Company to sustain the value of its CMBS holdings. This fair value hedge, when viewed in conjunction with the fair value of the securities, is sustaining the value of those securities as interest rates rise and fall. During the twelve months ended December 31, 2001, the Company recognized a loss of $5,479,000 for the decrease in the value of the swap which was substantially offset by a gain of $4,890,000 for the change in the fair value of the securities attributed to the hedged risk resulting in a $589,000 charge to unrealized loss on derivative securities on the consolidated statement of operations.

The Company utilizes cash flow hedges in order to better control interest costs on variable rate debt transactions. Interest rate swaps that convert variable payments to fixed payments, interest rate caps, floors, collars, and forwards are considered cash flow hedges. During the year ended December 31, 2001, the fair value of the cash flow swaps decreased by $2.9 million, which was deferred into other comprehensive loss and will be released to earnings over the remaining lives of the swaps.

Over time, the unrealized gains and losses held in accumulated other comprehensive income will be reclassified to earnings. This reclassification is consistent with the timing of when the hedged items are also recognized in earnings. Within the next twelve months, the Company estimates that $2.5 million currently held in accumulated other comprehensive income will be reclassified to earnings, with regard to the cash flow hedges.

14. Convertible Trust Preferred Securities

On July 28, 1998, the Company privately placed originally issued 150,000 8.25% step up convertible trust preferred securities (liquidation amount $1,000 per security) with an aggregate liquidation amount of $150 million.

The convertible trust preferred securities were originally issued by the Company's consolidated statutory trust subsidiary, CT Convertible Trust I (the "Trust") and represented an undivided beneficial interest in the assets of the Trust that consisted solely of the Company's 8.25% step up convertible junior subordinated debentures in the aggregate principal amount of $154,650,000 that were concurrently sold and originally issued to the Trust. Distributions on the convertible trust preferred securities were payable quarterly in arrears on each calendar quarter-end and correspond to the payments of interest made on the convertible debentures, the sole assets of the Trust. Distributions were payable only to the extent payments were made in respect to the convertible debentures.

The Company received $145,207,000 in net proceeds, after original issue discount of 3% from the liquidation amount of the convertible trust preferred securities and transaction expenses, pursuant to the above transactions, which were used to pay down the Company's credit facilities. The convertible trust preferred securities were convertible into shares of Class A Common Stock at an initial rate of 85.47 shares of Class A Common Stock per $1,000 principal amount of the convertible debentures held by the Trust (which is equivalent to a conversion price of $11.70 per share of Class A Common Stock).

On May 10, 2000, the Company modified the terms of the $150 million aggregate liquidation amount convertible trust preferred securities.

In connection with the modification, the then outstanding convertible trust preferred securities were canceled and new variable step up convertible trust preferred securities with an aggregate liquidation amount of $150,000,000 were issued to the holders of the canceled securities in exchange therefore, and the original underlying convertible debentures were canceled and new 8.25% step up convertible junior subordinated debentures in the aggregate principal amount of $92,524,000 and new 13% step up non-convertible junior subordinated debentures in the aggregate principal amount of $62,126,000 were issued to the Trust, as the holder of the canceled bonds, in exchange therefore. The liquidation amount of the new convertible trust preferred securities is divided into $89,742,000 of convertible amount (the "Convertible Amount") and $60,258,000 of non-convertible amount (the "Non-Convertible Amount"), the distribution, redemption and, as applicable, conversion terms of which, mirror the interest, redemption and, as applicable, conversion terms of the new convertible debentures and the new non-convertible debentures, respectively, held by the Trust.

Distributions on the new convertible trust preferred securities are payable quarterly in arrears on each calendar quarter-end and correspond to the payments of interest made on the new debentures, the sole assets of the Trust. Distributions are payable only to the extent payments are made in respect to the new debentures.

The new convertible trust preferred securities initially bear a blended coupon rate of 10.16% per annum which rate will vary as the proportion of outstanding Convertible Amount to the outstanding Non-Convertible Amount changes and will step up in accordance with the coupon rate step up terms applicable to the Convertible Amount and the Non-Convertible Amount.

The Convertible Amount bears a coupon rate of 8.25% per annum through March 31, 2002 and increases on April 1, 2002 to the greater of (i) 10.00% per annum, increasing by 0.75% on October 1, 2004 and on each October 1 thereafter or (ii) a percentage per annum equal to the quarterly dividend paid on a common share multiplied by four and divided by $7.00. The Convertible Amount is convertible into shares of Class A Common Stock, in increments of $1,000 in liquidation amount, at a conversion price of $7.00 per share. The Convertible Amount is redeemable by the Company, in whole or in part, on or after September 30, 2004.

The Non-Convertible Amount bears a coupon rate of 13.00% per annum through September 30, 2004, increasing by 0.75% on October 1, 2004 and on each October 1 thereafter. The Non-Convertible Amount is redeemable by the Company, in whole or in part, at any time.

For financial reporting purposes, the Trust is treated as a subsidiary of the Company and, accordingly, the accounts of the Trust are included in the consolidated financial statements of the Company. Intercompany transactions between the Trust and the Company, including the original convertible and new debentures, have been eliminated in the consolidated financial statements of the Company. The original convertible trust preferred securities and the new convertible trust preferred securities ("Convertible Trust Preferred Securities") are presented as a separate caption between liabilities and stockholders' equity in the consolidated balance sheet of the Company. Distributions on the original convertible trust preferred securities and the new convertible trust preferred securities are recorded, net of the tax benefit, in a separate caption immediately following the provision for income taxes in the consolidated statements of operations of the Company.

15. Stockholders' Equity

Authorized Capital

Upon consummation of the reorganization (See Note 1), each outstanding Class A Common Share of the predecessor was converted into one share of Class A Common Stock of the Company, and each outstanding Class A Preferred Share of the predecessor was converted into one share of Class A Preferred Stock of the Company. As a result, all of the predecessor's previously issued Class A Common Shares have been reclassified as shares of Class A Common Stock and all of the predecessor's previously issued Class A Preferred Shares have been reclassified as shares of Class A Preferred Stock.

The Company has the authority to issue up to 300,000,000 shares of stock, consisting of (i) 100,000,000 shares of Class A Common Stock, (ii) 100,000,000 shares of class B common stock, par value $0.01 per share ("Class B Common Stock"), and (iii) 100,000,000 shares of preferred stock. The board of directors is generally authorized to issue additional shares of authorized stock without stockholders' approval.

Common Stock

Except as described herein or as required by law, all shares of Class A Common Stock and shares of Class B Common Stock are identical and entitled to the same dividend, distribution, liquidation and other rights. The Class A Common Stock are voting shares entitled to vote on all matters presented to a vote of stockholders, except as provided by law or subject to the voting rights of any outstanding Preferred Stock. The shares of Class B Common Stock do not have voting rights and are not counted in determining the presence of a quorum for the transaction of business at any meeting of the stockholders of the Company. Holders of record of shares of Class A Common Stock and shares of Class B Common Stock on the record date fixed by the Company's board of directors are entitled to receive such dividends as may be declared by the board of directors subject to the rights of the holders of any outstanding preferred stock.

Each share of Class A Common Stock is convertible at the option of the holder thereof into one share of Class B Common Stock and, subject to certain conditions; each share of Class B Common Stock is convertible at the option of the holder thereof into one share of Class A Common Stock.

Preferred Stock

In connection with the reorganization, the Company created two classes of Preferred Stock, Class A Preferred Stock and the class B 9.5% cumulative convertible non-voting preferred stock ("Class B Preferred Stock"). As described above, upon consummation of the reorganization, the predecessor's outstanding Class A Preferred Shares were converted into shares of the Company's Class A Preferred Stock. Following the reorganization, certain shares of Class A Preferred Stock were converted into shares of Class B Preferred Stock and certain shares of Class A Common Stock were converted into shares of Class B Common Stock.

Except as described herein or as required by law, both classes of Preferred Stock were identical and entitled to the same dividend, distribution, liquidation and other rights. The holders of the Class A Preferred Stock were entitled to vote together with the holders of the Class A Common Stock as a single class on all matters submitted to a vote of stockholders. Each share of Class A Preferred Stock entitled the holder thereof to a number of votes per share equal to the number of shares of Class A Common Stock into which such shares of Class A Preferred Stock was then convertible. Except as described herein, the holders of Class B Preferred Stock did not have voting rights and were not counted in determining the presence of a quorum for the transaction of business at a stockholders' meeting. The affirmative vote of the holders of a majority of the outstanding Preferred Stock, voting together as a separate single class, except in certain circumstances, had the right to approve any merger, consolidation or transfer of all or substantially all of the assets of the Company. Holders of the Preferred Stock were entitled to receive, when and as declared by the board of directors, cash dividends per share at the rate of 9.5% per annum on a per share price of $2.69. Such dividends accrued (whether or not declared) and, to the extent not paid for any dividend period, were cumulative. Dividends on the authorized Preferred Stock were payable, when and as declared, semi-annually, in arrears, on December 26 and June 25 of each year.

Each share of Class A Preferred Stock was convertible at the option of the holder thereof into an equal number of shares of Class B Preferred Stock, or into a number of shares of Class A Common Stock equal to the ratio of (x) $2.69 plus an amount equal to all dividends per share accrued and unpaid thereon as of the date of such conversion to (y) the conversion price in effect as of the date of such conversion. Each share of Class B Preferred Stock was convertible at the option of the holder thereof, subject to certain conditions, into an equal number of shares of Class A Preferred Stock or into a number of shares of Class B Common Stock equal to the ratio of (x) $2.69 plus an amount equal to all dividends per share accrued and unpaid thereon as of the date of such conversion to (y) the conversion price in effect as of the date of such conversion.

In December 2001, following the repurchase of all of the outstanding shares of Preferred Stock (as discussed below), the Company amended its charter to eliminate from authorized capital the previously designated Class A Preferred Stock and Class B Preferred Stock and increase the authorized shares of preferred stock to 100,000,000.

As of December 31, 1998, there were 12,267,658 shares of Class A Preferred Stock issued and outstanding, no shares of Class B Preferred Stock were issued and outstanding, 18,158,816 shares of Class A Common Stock were issued and outstanding and no shares of Class B Common Stock were issued and outstanding. The 12,267,658 shares of Class A Preferred Stock outstanding at December 31, 1998 were originally issued and purchased by Veqtor on July 15, 1997 for an aggregate purchase price of approximately $33 million (see Note 1).

Until August 10, 1999 (the "Conversion Date"), Veqtor owned 6,959,593 of the outstanding shares of Class A Common Stock and all 12,267,658 of the outstanding shares of Class A Preferred Stock. Veqtor was then controlled by the chairman of the board, the vice chairman and chief executive officer and the then vice chairman and chairman of the executive committee of the board of directors of the Company in their capacities as the persons controlling the common members of Veqtor. Prior to the Conversion Date, the common members owned approximately 48% of the equity ownership of Veqtor and three commercial banks, as preferred members of Veqtor, owned the remaining 52% of the equity ownership of Veqtor.

Common and Preferred Stock Outstanding

During March 2000, the Company commenced an open market share repurchase program under which the Company was authorized to purchase, from time to time, up to four million shares of Class A Common Stock. As of December 31, 2001, the Company had purchased and retired, pursuant to the program, 2,564,400 shares of Class A Common Stock at an average price of $4.14 per share (including commissions).

The Company has no further obligations to issue additional warrants to Citigroup at December 31, 2001. The value of the warrants at the issuance dates, $4,636,000, was capitalized and will be amortized over the anticipated lives of the Funds.

In two privately negotiated transactions closed in April 2001, the Company repurchased for $29,138,000, 630,701 shares of Class A Common Stock, 1,520,831 shares of Class B Common Stock, 1,518,390 shares of Class A Preferred Stock and 2,274,110 shares of Class B Preferred Stock. In addition, in a privately negotiated transaction closed in August 2001, the Company repurchased for $21.0 million, 200,000 shares of Class A Common Stock, 1,234,355 shares of Class B Common Stock, 759,195 shares of Class A Preferred Stock and 1,769,138 shares of Class B Preferred Stock. The Company has repurchased all of its outstanding Preferred Stock and eliminated the related dividend.

Earnings Per Share

The following table sets forth the calculation of Basic and Diluted EPS for the years ended December 31, 2001, 2000 and 1999:

	Year Ended December 31, 2001			Year Ended December 31, 2000			Year Ended December 31, 1999		
	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount
Basic EPS:									
Net earnings per share of Common Stock	**$ 8,764,000**	**20,166,319**	**$0.43**	$8,146,000	23,171,057	$0.35	$14,701,000	21,334,412	$0.69
Effect of Dilutive Securities:									
Options outstanding for the purchase of Common Stock	**—**	**96,432**		—	37		—	—	
Warrants outstanding for the purchase of Common Stock	**—**	**420,947**		—	—		—	—	
Future commitments for stock unit awards for the issuance of Common Stock	**—**	**50,000**		—	200,000		—	300,000	
Convertible Trust Preferred Securities exchangeable for shares of Common Stock	**4,120,000**	**12,820,513**		—	—		6,966,000	12,820,513	
Convertible Preferred Stock	**606,000**	**2,569,894**		1,615,000	6,320,833		2,375,000	9,269,806	
Diluted EPS:									
Net earnings per share of Common Stock and Assumed Conversions	**$13,490,000**	**36,124,105**	**$0.37**	$9,761,000	29,691,927	$0.33	$24,042,000	43,724,731	$0.55

16. General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2001, 2000 and 1999 consist of (in thousands):

	2001	2000	1999
Salaries and benefits	**$11,082**	$11,280	$12,914
Professional services	**1,545**	1,170	2,352
Other	**2,755**	2,989	2,079
Total	**$15,382**	$15,439	$17,345

17. Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. The provision for income taxes for the years ended December 31, 2001, 2000 and 1999 is comprised as follows (in thousands):

	2001	2000	1999
Current			
Federal	**$10,642**	$12,561	$14,538
State	**3,811**	4,493	5,176
Local	**3,473**	4,057	4,673
Deferred			
Federal	**(732)**	(2,025)	(1,430)
State	**(72)**	(697)	(492)
Local	**(240)**	(629)	(445)
Provision for income taxes	**$16,882**	$17,760	$22,020

The Company has federal net operating loss carryforwards ("NOLs") as of December 31, 2001 of approximately $15.4 million. Such NOLs expire through 2021. Due to an ownership change in January 1997 and another prior ownership change, a substantial portion of the NOLs are limited for federal income tax purposes to approximately $1.4 million annually. Any unused portion of such annual limitation can be carried forward to future periods.

The reconciliation of income tax computed at the U.S. federal statutory tax rate (35%) to the effective income tax rate for the years ended December 31, 2001, 2000 and 1999 are as follows (in thousands):

	2001		2000		1999	
	$	%	$	%	$	%
Federal income tax at statutory rate	$12,156	35.0%	$12,405	35.0%	$16,122	35.0%
State and local taxes, net of federal tax benefit	4,532	13.1%	4,696	13.3%	5,793	12.6%
Utilization of net operating loss carryforwards	(490)	(1.4)%	(490)	(1.4)%	(495)	(1.1)%
Compensation in excess of deductible limits	642	1.8%	851	2.4%	566	1.2%
Other	42	0.1%	298	0.8%	34	0.1%
	$16,882	48.6%	$17,760	50.1%	$22,020	47.8%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax reporting purposes.

The components of the net deferred tax assets are as follows (in thousands):

	December 31,	
	2001	2000
Net operating loss carryforward	$ 5,394	$ 3,298
Reserves on other assets and for possible credit losses	6,340	9,047
Other	2,434	1,411
Deferred tax assets	14,168	13,756
Valuation allowance	(4,405)	(5,037)
	$ 9,763	$ 8,719

The Company recorded a valuation allowance to reserve a portion of its net deferred assets in accordance with SFAS No. 109. Under SFAS No. 109, this valuation allowance will be adjusted in future years, as appropriate. However, the timing and extent of such future adjustments cannot presently be determined.

18. Employee Benefit Plans

Employee 401(k) and Profit Sharing Plan

In 1999, the Company instituted a 401(k) and profit sharing plan that allows eligible employees to contribute up to 15% of their salary into the plan on a pre-tax basis, subject to annual limits. The Company has committed to make contributions to the plan equal to 3% of all eligible employees' compensation subject to annual limits and may make additional contributions based upon earnings. The Company's contribution expense for the years ended December 31, 2001, 2000 and 1999, was $196,000, $187,000 and $191,000, respectively.

1997 Long-Term Incentive Stock Plan

The Company's 1997 Amended and Restated Long-Term Incentive Stock Plan (the "Incentive Stock Plan") permits the grant of nonqualified stock option ("NQSO"), incentive stock option ("ISO"), restricted stock, stock appreciation right ("SAR"), performance unit, performance stock and stock unit awards. A maximum of 1,353,753 shares of Class A Common Stock may be issued during the fiscal year 2002 pursuant to awards under the Incentive Stock Plan and the Director Stock Plan (as defined below) in addition to the shares subject to awards outstanding under the two plans at December 31, 2001. The maximum number of shares that may be subject to awards to any employee during the term of the plan may not exceed 500,000 shares and the maximum amount payable in cash to any employee with respect to any performance period pursuant to any performance unit or performance stock award is $1.0 million.

The ISOs shall be exercisable no more than ten years after their date of grant and five years after the grant in the case of a 10% stockholder and vest over a period of three years with one-third vesting at each anniversary date. Payment of an option may be made with cash, with previously owned Class A Common Stock, by foregoing compensation in accordance with performance compensation committee or compensation committee rules or by a combination of these.

Restricted stock may be granted under the Incentive Stock Plan with performance goals and periods of restriction as the board of directors may designate. The performance goals may be based on the attainment of certain objective and/or subjective measures. In 2001, 2000 and 1999, the Company issued 227,780 shares, 230,304 shares and 104,167 shares, respectively, of restricted stock. 62,374 shares were canceled in 2000 and 32,500 shares were canceled in 1999 upon the resignation of employees prior to vesting. The shares of restricted stock issued in 2001 vest one-third on each of the following dates: February 1, 2002, February 1, 2003 and February 1, 2004. The shares of restricted stock issued in 2000 vest one-third on each of the following dates: February 1, 2001, February 1, 2002 and February 1, 2003. The shares of restricted stock issued in 1999 vest one-third on each of the following dates: February 2, 2000, February 2, 2001 and February 2, 2002. The Company also granted 52,083 shares of performance based restricted stock in 1999 for which none of the performance goals have been met and the shares have not been issued.

The Incentive Stock Plan also authorizes the grant of stock units at any time and from time to time on such terms as shall be determined by the board of directors or administering compensation committee. Stock units shall be payable in Class A Common Stock upon the occurrence of certain trigger events. The terms and conditions of the trigger events may vary by stock unit award, by the participant, or both.

The following table summarizes the activity under the Incentive Stock Plan for the years ended December 31, 2001, 2000 and 1999:

	Options Outstanding	Exercise Price Per Share	Weighted Average Exercise Price Per Share
Outstanding at			
January 1, 1999	1,269,084	$6.00 –$11.38	$8.46
Granted in 1999	352,000	$6.00	6.00
Canceled in 1999	(387,167)	$6.00 –$11.38	8.06
Outstanding at			
December 31, 1999	1,233,917	$6.00 –$10.00	7.89
Granted in 2000	467,250	$4.125–$ 6.00	4.94
Canceled in 2000	(281,667)	$4.125–$10.00	7.34
Outstanding at			
December 31, 2000	1,419,500	$4.125–$10.00	7.04
Granted in 2001	454,500	$4.50 –$ 5.50	4.62
Canceled in 2001	(142,333)	$4.125–$10.00	6.83
Outstanding at			
December 31, 2001	1,731,667	$4.125–$10.00	$6.42

At December 31, 2001, 2000 and 1999, 1,011,824, 745,505 and 487,761, respectively, of the options were exercisable. At December 31, 2001, the outstanding options have various remaining contractual lives ranging from 0.50 to 9.43 years with a weighted average life of 7.13 years.

1997 Non-Employee Director Stock Plan

The Company's 1997 Amended and Restated Long-Term Director Stock Plan (the "Director Stock Plan") permits the grant of NQSO, restricted stock, SAR, performance unit, stock and stock unit awards. A maximum of 1,353,753 shares of Class A Common Stock may be issued during the fiscal year 2001 pursuant to awards under the Director Stock Plan and the Incentive Stock Plan, in addition to the shares subject to awards outstanding under the two plans at December 31, 2001.

The board of directors shall determine the purchase price per share of Class A Common Stock covered by a NQSO granted under the Director Stock Plan. Payment of a NQSO may be made with cash, with previously owned shares of Class A Common Stock, by foregoing compensation in accordance with board rules or by a combination of these payment methods. SARs may be granted under the plan in lieu of NQSOs, in addition to NQSOs, independent of NQSOs or as a combination of the foregoing. A holder of a SAR is entitled upon exercise to receive shares of Class A Common Stock, or cash or a combination of both, as the board of directors may determine, equal in value on the date of exercise to the amount by which the fair market value of one share of Class A Common Stock on the date of exercise exceeds the exercise price fixed by the board on the date of grant (which price shall not be less than 100% of the market price of a share of Class A Common Stock on the date of grant) multiplied by the number of shares in respect to which the SARs are exercised.

Restricted stock may be granted under the Director Stock Plan with performance goals and periods of restriction as the board of directors may designate. The performance goals may be based on the attainment of certain objective and/or subjective measures. The Director Stock Plan also authorizes the grant of stock units at any time and from time to time on such terms as shall be determined by the board of directors. Stock units shall be payable in shares of Class A Common Stock upon the occurrence of certain trigger events. The terms and conditions of the trigger events may vary by stock unit award, by the participant, or both.

The following table summarizes the activity under the Director Stock Plan for the years ended December 31, 2001, 2000 and 1999:

	Options Outstanding	Exercise Price Per Share	Weighted Average Exercise Price Per Share
Outstanding at January 1, 1999	255,000	$6.00–$10.00	$9.22
Granted in 1999	—	$ —	—
Outstanding at December 31, 1999	255,000	$6.00–$10.00	9.22
Granted in 2000	—	$ —	—
Outstanding at December 31, 2000	255,000	$6.00–$10.00	9.22
Granted in 2001	—	$ —	—
Outstanding at December 31, 2001	255,000	$6.00–$10.00	$9.22

At December 31, 2001, 2000 and 1999, 255,000, 186,668 and 101,688, respectively, of the options were exercisable. At December 31, 2001, the outstanding options have a remaining contractual life of 5.54 years to 6.08 years with a weighted average life of 5.98 years.

Accounting for Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation" was issued by the FASB in October 1996. SFAS No. 123 encourages the adoption of a new fair-value based accounting method for employee stock-based compensation plans. SFAS No. 123 also permits companies to continue accounting for stock-based compensation plans as prescribed by APB Opinion No. 25. However, companies electing to continue accounting for stock-based compensation plans under APB Opinion No. 25, must make pro forma disclosures as if the Company adopted the cost recognition requirements under SFAS No. 123. The Company has continued to account for stock-based compensation under APB Opinion No. 25. Accordingly, no compensation cost has been recognized for the Incentive Stock Plan or the Director Stock Plan in the accompanying consolidated statements of operations as the exercise price of the stock options granted thereunder equaled the market price of the underlying stock on the date of the grant.

Pro forma information regarding net income and net earnings per common share has been estimated at the date of the grant using the Black-Scholes option-pricing model based on the following assumptions:

	2001	2000	1999
Risk-free interest rate	4.75%	6.65%	5.2%
Volatility	25.0%	40.0%	40.0%
Dividend yield	0.0%	0.0%	0.0%
Expected life (years)	5.0	5.0	5.0

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the Company's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The weighted average fair value of each stock option granted during the years ended December 31, 2001, 2000 and 1999 were $1.47, $1.58 and $2.41, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for the years ended December 31, 2001, 2000 and 1999 is as follows (in thousands, except for net earnings (loss) per share of common stock):

	2001		2000		1999	
	As Reported	Pro forma	As Reported	Pro forma	As Reported	Pro forma
Net income	$9,370	$9,043	$9,761	$9,287	$17,076	$16,274
Net earnings per share of common stock:						
Basic	$ 0.43	$ 0.42	$ 0.35	$ 0.33	$ 0.69	$ 0.62
Diluted	$ 0.37	$ 0.36	$ 0.33	$ 0.31	$ 0.55	$ 0.53

The pro forma information presented above is not representative of the effect stock options will have on pro forma net income or earnings per share for future years.

19. Fair Values of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based upon estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and the estimated future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts do not represent the underlying value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents: The carrying amount of cash on hand and money market funds is considered to be a reasonable estimate of fair value.

Available-for-sale securities: The fair value was determined based upon the market value of the securities.

Commercial mortgage-backed securities: The fair value was obtained by obtaining quotes from a market maker in the security.

Certificated mezzanine investments: The fair value was obtained by obtaining a quote from a market maker in the security.

Loans receivable, net: The fair values were estimated by using current institutional purchaser yield requirements for loans with similar credit characteristics.

Interest rate cap agreement: The fair value was estimated based upon the amount at which similar financial instruments would be valued.

Credit facilities: The credit facilities are at floating rates of interest for which the spread over LIBOR is at rates that are similar to those in the market currently. Therefore, the carrying value is a reasonable estimate of fair value.

Repurchase obligations: The repurchase obligations, which are generally short-term in nature, bear interest at a floating rate and the book value is a reasonable estimate of fair value.

Term redeemable securities contract: The fair value was estimated based upon the amount at which similar privately placed financial instruments would be valued.

Convertible Trust Preferred Securities: The fair value was estimated based upon the amount at which similar privately placed financial instruments would be valued.

Interest rate swap agreements: The fair values were estimated based upon the amount at which similar financial instruments would be valued.

The carrying amounts of all assets and liabilities approximate the fair value except as follows (in thousands):

	December 31, 2001		December 31, 2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Loans receivable, net	**$248,088**	**$247,127**	$349,089	$342,446
Available-for-sale securities	**152,789**	**152,789**	—	—
CMBS	**210,268**	**210,268**	215,516	216,487
Interest rate hedge liabilities	**(9,987)**	**(9,987)**	—	(971)
Interest rate cap agreement	**82**	**82**	36	57
Unrecognized Financial Instruments:				
Interest Rate Swap Agreements	**N/A**	**N/A**	—	(574)

20. Supplemental Schedule of Non-Cash and Financing Activities

Interest paid on the Company's outstanding debt for 2001, 2000 and 1999 was $38,290,000, $48,531,000 and $49,103,000, respectively. Income taxes paid by the Company in 2001, 2000 and 1999 were $11,583,000, $15,612,000 and $17,165,000, respectively.

21. Transactions with Related Parties

The Company entered into a consulting agreement, dated as of January 1, 1998, with a director of the Company. The consulting agreement had an initial term of one year, which was subsequently extended to December 31, 2001. Pursuant to the agreement, the director provides consulting services for the Company including new business identification, strategic planning and identifying and negotiating mergers, acquisitions, joint ventures and strategic alliances. During each of the years ended December 31, 2001, 2000 and 1999, the Company incurred expenses of $96,000 in connection with this agreement.

Effective January 1, 2001, the Company entered into a consulting agreement with a director. The consulting agreement has an initial term of two years and is terminable by either party with 30 days notice. Under the agreement, the consultant is to be paid $15,000 per month for which the consultant provides services for the Company including serving on the management committees for Fund I, Fund II and any subsequent funds and any other tasks and assignments requested by the chief executive officer. During the year ended December 31, 2001, the Company incurred expenses of $180,000 in connection with this agreement.

The Company pays EGI, an affiliate under common control of the chairman of the board of directors, for certain corporate services provided to the Company. These services include consulting on legal matters, tax matters, risk management, and investor relations. During the years ended December 31, 2001, 2000 and 1999, the Company incurred $100,000, $85,000 and $86,000, respectively, of expenses in connection with these services.

During the years ended December 31, 2000 and 1999, the Company, through two of its acquired subsidiaries, earned asset management fees pursuant to agreements with entities in which two of the executive officers and directors of the Company have an equity interest and serve as officers, members or as a general partner thereof. During the years ended December 31, 2000 and 1999, the Company earned $16,000 and $391,000, respectively, from such agreements, which have been included in the consolidated statements of operations.

22. Commitments and Contingencies

Leases

The Company leases premises and equipment under operating leases with various expiration dates. Minimum annual rental payments at December 31, 2001 are as follows (in thousands):

Year ending December 31, 2002	$ 838
Year ending December 31, 2003	839
Year ending December 31, 2004	927
Year ending December 31, 2005	909
Year ending December 31, 2006	909
Thereafter	1,363
	$5,785

Rent expense for office space and equipment amounted to $852,000, $1,017,000 and $470,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Litigation

In the normal course of business, the Company is subject to various legal proceedings and claims, the resolution of which, in management's opinion, will not have a material adverse effect on the consolidated financial position or the results of operations of the Company.

Employment Agreements

The Company had employment agreements with two of its executive officers in 2001, one of which expired on February 1, 2002.

The employment agreement with the chief executive officer provides for five-year terms of employment commencing as of July 15, 1997. Such agreement contains extension options that extend such agreements automatically unless terminated by notice, as defined, by either party. The employment agreement provides for a base annual salary of $500,000, which has been increased to $600,000, and will be increased each calendar year to reflect increases in the cost of living and will otherwise be subject to increase at the discretion of the board of directors. The executive officer is also entitled to annual incentive cash bonuses to be determined by the board of directors based on individual performance and the profitability of the Company and are participants in the Incentive Stock Plan and other employee benefit plans of the Company.

The employment agreement with the chief operating officer provided for a term of employment commencing as of August 15, 1998 and expiring on January 2, 2002, and provides for an automatic extension, subject to certain notice provisions. The employment agreement provided for a base annual salary of $350,000, which was increased each calendar year to reflect increases in the cost of living. The employment agreement also provided for annual incentive cash bonuses for calendar years 1999 through 2001 to be determined by the board of directors based on individual performance and the profitability of the Company, provided that the minimum of each of said three annual incentive bonuses shall be no less than $750,000. The executive was entitled to participate in employee benefit plans of the Company at levels determined by the board of directors and commensurate with his position and receives Company provided life and disability insurance. In accordance with the agreement, the executive was granted, pursuant to the Incentive Stock Plan, options to purchase 100,000 shares of Class A Common Stock with an exercise price of $9.00 immediately vested and exercisable as of the date of the agreement. The Company also agreed to grant, pursuant to the Incentive Stock Plan, fully vested shares of Class A Common Stock, 50,000 shares on January 1, 1999 and 100,000 shares on each of the three successive anniversaries thereof.

Effective May 7, 2001, the Company revised the terms of this employment agreement with the chief operating officer. Pursuant to the revised employment agreement, the chief operating officer was granted options to purchase 50,000 shares of Class A Common Stock concurrent with the signing of the agreement with an exercise price of $5.00 per share which vest one third on each of the following dates: May 7, 2002, May 7, 2003 and May 7, 2004. Under the terms of the revised employment agreement, the executive officer received 50,000 fully vested shares of Class A Common Stock and a cash payment of $250,000 on February 1, 2002 in lieu of 100,000 fully vested shares of Class A Common Stock which were to be issued on January 1, 2002 under the terms of the employment agreement in effect prior to the revision. The revised employment agreement expired on February 1, 2002.

23. Segment Reporting

As the Company manages its operations as one segment, separate segment reporting is not presented for 2001, 2000 and 1999 as the financial information for that segment is the same as the information in the consolidated financial statements.

24. Risk Factors

The Company's assets are subject to various risks that can affect results, including the level and volatility of prevailing interest rates and credit spreads, adverse changes in general economic conditions and real estate markets, the deterioration of credit quality of borrowers and the risks associated with the ownership and operation of real estate. Any significant compression of the spreads of the interest rates earned on interest-earning assets over the interest rates paid on interest-bearing liabilities could have a material adverse effect on the Company's operating results as could adverse developments in the availability of desirable loan and investment opportunities and the ability to obtain and maintain targeted levels of leverage and borrowing costs. Adverse changes in national and regional economic conditions can have an effect on real estate values increasing the risk of undercollateralization to the extent that the fair market value of properties serving as collateral security for the Company's assets are reduced. Numerous factors, such as adverse changes in local market conditions, competition, increases in operating expenses and uninsured losses, can affect a property owner's ability to maintain or increase revenues to cover operating expenses and the debt service on the property's financing and, consequently, lead to a deterioration in credit quality or a loan default and reduce the value of the Company's assets. In addition, the yield to maturity on the Company's CMBS assets are subject to the default and loss experience on the underlying mortgage loans, as well as by the rate and timing of payments of principal. If there are realized losses on the underlying loans, the Company may not recover the full amount, or possibly, any of its initial investment in the affected CMBS asset. To the extent there are prepayments on the underlying mortgage loans as a result of refinancing at lower rates, the Company's CMBS assets may be retired substantially earlier than their stated maturities leading to reinvestment in lower yielding assets. There can be no assurance that the Company's assets will not experience any of the foregoing risks or that, as a result of any such experience, the Company will not suffer a reduced return on investment or an investment loss.

25. Summary of Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2001, 2000 and 1999 (in thousands except per share data):

	March 31	June 30	September 30	December 31
2001				
Revenues	**$19,180**	**$19,849**	**$20,824**	**$18,807**
Net income	**$ 1,724**	**$ 2,675**	**$ 2,899**	**$ 2,072**
Preferred Stock dividends	**$ 404**	**$ 125**	**$ 77**	**$ —**
Net income per share of Common Stock:				
Basic	**$ 0.06**	**$ 0.13**	**$ 0.15**	**$ 0.11**
Diluted	**$ 0.06**	**$ 0.10**	**$ 0.11**	**$ 0.10**
2000				
Revenues	$ 24,220	$ 23,722	$ 22,553	$ 23,697
Net income	$ 2,919	$ 1,154	$ 2,417	$ 3,271
Preferred Stock dividends	$ 404	$ 404	$ 404	$ 403
Net income per share of Common Stock:				
Basic	$ 0.10	$ 0.03	$ 0.09	$ 0.13
Diluted	$ 0.09	$ 0.03	$ 0.08	$ 0.10
1999				
Revenues	$ 25,865	$ 22,930	$ 24,338	$ 34,513
Net income	$ 3,792	$ 3,025	$ 3,050	$ 7,209
Preferred Stock dividends	$ 784	$ 784	$ 403	$ 404
Net income per share of Common Stock:				
Basic	$ 0.16	$ 0.12	$ 0.11	$ 0.28
Diluted	$ 0.12	$ 0.10	$ 0.10	$ 0.20

26. Subsequent Events

On February 28, 2002, the Company's $355 million credit facility matured and the Term Redeemable Securities Contract became due and settled, upon which event the Company entered into a new term redeemable securities contract and two new repurchase obligations.

The new term redeemable securities contract was utilized to finance certain of the assets that were previously financed with the maturing credit facility and Term Redeemable Securities Contract. The new term redeemable securities contract, which allows for a maximum financing of $75 million, is recourse to the Company. The new term redeemable securities contract has a two-year term with an automatic one-year amortizing extension option, if not otherwise extended. The Company incurred an initial commitment fee of $750,000 upon the signing of the new term redeemable securities contract and the Company pays interest at specified rates over LIBOR. The new term redeemable securities contract contains customary representations and warranties, covenants and conditions and events of default.

An affiliate of the counterparty to the new term redeemable securities contract also holds an interest rate swap with the Company for the full duration of the BB CMBS Portfolio, thereby providing a hedge for interest rate risk. This agreement had a mutual put option for the value of the hedge exercisable in February 2002. This mutual put has been extended for an additional three years to February 2005. The notional values of the swap, $137,812,000 at December 31, 2001, increased under the terms of the original swap agreement to $169,090,000 in February 2002.

One of the new repurchase obligations, with a AAA-rated counterparty, was utilized to finance CMBS securities that were previously financed with the maturing credit facility and original Term Redeemable Securities Contract. At the closing, the Company sold CMBS assets with a book and market value of $109,220,000 and has a liability to repurchase these assets for $76,455,000 and is non-recourse to the Company. This repurchase obligation has a one year term and the liability balance bears interest at specified rates over LIBOR based upon each asset included in the obligation.

The other new repurchase agreement, with a securities dealer, was also utilized to finance CMBS securities that were previously financed with the maturing credit facility and original Term Redeemable Securities Contract. At the closing, the Company sold CMBS assets with a book and market value of $44,752,000 and has a liability to repurchase these assets for $28,056,000 and is non-recourse to the Company. This repurchase obligation has a 30-day rolling term and the liability balance bears interest at specified rates over LIBOR based upon each asset included in the obligation.

Capital Trust Corporate Data

Board of Directors

Samuel Zell
Chairman of the Board
of the Company
Chairman of the Board,
Equity Group Investments L.L.C.

Jeffrey A. Altman
Managing Partner,
Owl Creek Investment Management

Thomas E. Dobrowski
Managing Director,
Real Estate and
Alternative Investments,
General Motors Asset
Management Corp.

Martin L. Edelman
Of Counsel, Paul, Hastings,
Janofsky & Walker LLP

Gary R. Garrabrant
Managing Director and
Chief Investment Officer,
Equity International Properties, Ltd.

Craig M. Hatkoff
Chairman, Turtle Pond Publications

John R. Klopp

Susan W. Lewis
Executive Vice President and
Chief Real Estate Officer,
Citigroup Investments Inc.

Sheli Z. Rosenberg
Vice Chairman,
Equity Group Investments, L.L.C.

Steven Roth
Chairman and CEO,
Vornado Realty Trust

Lynne B. Sagalyn
Professor and Coordinator
of the MBA Real Estate Program
at the Columbia University
Graduate School of Business

Michael D. Watson
Senior Vice President,
Citigroup Investments Inc.

Executive Officers

Samuel Zell
Chairman of the Board

John R. Klopp
Chief Executive Officer

Stephen D. Plavin
Chief Operating Officer

Edward L. Shugrue III
Chief Financial Officer

Headquarters Office

Capital Trust, Inc.
410 Park Avenue, 14th Floor
New York, NY 10022
Phone: 212-655-0220
Fax: 212-655-0044
www.capitaltrust.com

Common Stock Market Prices and Dividends

The Company's Class A Common Stock is listed on the New York Stock Exchange (NYSE), ticker symbol CT. The Company does not pay dividends on its Class A Common Stock.

The high and low sales prices for 2001 and 2000 on the NYSE were as follows:

2001	High	Low	Close
1st QTR	$4.6875	$4.11	$4.4000
2nd QTR	$6.45	$4.25	$6.4500
3rd QTR	$6.50	$5.10	$5.5000
4th QTR	$5.76	$4.70	$5.7600

2000	High	Low	Close
1st QTR	$4.5625	$3.625	$4.0000
2nd QTR	$4.00	$3.25	$4.0000
3rd QTR	$4.625	$3.75	$4.5000
4th QTR	$4.9375	$4.125	$4.9375

Transfer Agent

American Stock Transfer & Trust Co.
40 Wall Street
New York, NY 10005
Phone: 800-937-5449

Auditors

Ernst & Young, LLP
Five Times Square
New York, NY 10036

Stockholders

There were 1,444 registered holders of Class A Common Stock as of March 28, 2001.

Form 10-K Availability

Requests for a copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission, and any other investor inquiries from individuals and institutional investors should be directed to:

Investor Relations
Capital Trust, Inc.
410 Park Avenue, 14th Floor
New York, NY 10022
Email:
InvestorRelations@capitaltrust.com

The Commission also maintains a website that contains reports, proxy information and statements, and other information regarding registrants that file electronically with the Commission. The website address is http://www.sec.gov. The company files electronically.

Designed by Curran & Connors, Inc. / www.curran-connors.com



CAPITALTRUST

www.capitaltrust.com
CAPITAL TRUST, INC.
410 PARK AVENUE, 14TH FLOOR
NEW YORK, NY 10022